Exhibit 99.1

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc:

Management has prepared the information and representations in this report. The consolidated financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the “Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.

Our independent auditor has the responsibility of auditing the consolidated financial statements and expressing an opinion on these financial statements.

The accompanying Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information are produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of ICOFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At December 31, 2021 management evaluated the effectiveness of the Group’s ICOFR and concluded that such ICOFR was effective based on the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent non-executive directors. This Committee meets periodically with management, the external auditor and internal auditor to review accounting, auditing, internal control and financial reporting matters.

The consolidated financial statements as at and for the year ended December 31, 2021, 2020 and 2019 have been audited by the Group’s independent auditor, BDO South Africa Incorporated. The independent auditor’s report outlines the scope of their examination and their opinion on the consolidated financial statements.

The consolidated financial statements for the year ended December 31, 2021 were approved by the Board of Directors and signed on its behalf on March 17, 2022.

(Signed) S. R. Curtis	(Signed) J.M. Learmonth

Chief Executive Officer	Chief Financial Officer

Independent Auditor’s Report

To the shareholders of

Caledonia Mining Corporation Plc

Opinion

We have audited the consolidated financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the Group), which comprise the consolidated statement of financial position as at December 31, 2021 and 2020 and the consolidated statements of profit and loss and other comprehensive income, changes in equity and cash flows for the years ended December 31, 2021, 2020 and 2019 and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated statement of financial position as at December 31, 2021 and 2020 and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2021, 2020 and 2019 in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

KEY AUDIT MATTER	HOW THE KEY AUDIT MATTER WAS ADDRESSED IN THE AUDIT

Site restoration provision.

The Group’s site restoration obligations with a carrying value of $ 3.3 million as disclosed in accounting policy note 3(a)iv and note 29 (Provisions), are material.

Significant judgement and estimation is required by management in determining the rehabilitation timing and underlying cost estimates for rehabilitation.

This annual assessment also includes assumptions on inflation and discount rates as well as the scope of works required to rehabilitate the mine and surrounding areas in line with current legislation.

The site restoration provision calculation includes several inputs that management uses to assess the appropriateness of their estimates, including inflation rates, discount rates, timing and value of cash flows that support their calculation.

Based on the significance of the balance as well as the management judgements and estimates involved and the sensitivity of the balance for changes in the inputs, it was concluded to of most significance in our audit of the consolidated financial statements of the current year.

In considering the appropriateness of management’s judgements and estimates used in the calculation for site restoration and through discussions with management, we performed the following audit procedures making use of our expertise in site restoration models:

●         We obtained an understanding of the of key controls around the assessment of the site restoration cost model;

●     We obtained from our experts, the market and management available evidence that supported their key assumptions and assessed the reasonability/appropriateness of these assumptions;

●          We performed sensitivity analysis on the key assumptions;

●          We tested the mathematical accuracy of the model; and

●          We evaluated and challenged the basis for any significant revisions since the prior year to expectations and market conditions.

●          We assessed the objectivity, competence and experience of management’s experts through inspection of their professional credentials.

●          We evaluated key assumptions in the site restoration models, challenging the appropriateness of estimates with reference to contingencies applied, inflation rates, weighted average cost of capital calculation and the consistency of long-term discount rates to market information and expectations.

We evaluated the work of management’s experts and compared the methods and assumptions used by the expert to those used in the preceding period in order to ensure consistency by using our knowledge of the industry as well as obtaining market information for similar entities to compare assumptions.

We engaged our own expert to independently assess the restoration provision estimate and technical review of management’s calculation model.

As part of our audit, we also focused on the adequacy of the group’s disclosures that is required in terms of International Financial Reporting Standards

Other Information

Management is responsible for the other information. The other information comprises:

●	The information included:

o	The Management’s Discussion and Analysis report of the consolidated operating results and financial position of the Group for the quarter ended December 31, 2021.

o	The Annual Report – referred to as Form 20-F.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the Management’s Discussion and Analysis report and the Annual Report – referred to as Form 20-F prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Caledonia Mining Corporation Plc

INDEPENDENT AUDITOR’S REPORT (continued)

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Jacques Barradas.

BDO South Africa Inc.

Registered Auditors

Wanderers Office Park

52 Corlett Drive

Illovo, 2196

March 17, 2022

Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the years ended December 31	Note	2021	2020	2019

Revenue	7	121,329	100,002	75,826
Less: Royalty		(6,083)	(5,007)	(3,854)
Production costs	8	(53,126)	(43,711)	(36,400)
Depreciation	18	(8,046)	(4,628)	(4,434)
Gross profit		54,074	46,656	31,138
Other income	9	46	4,765	2,274
Other expenses	10	(7,136)	(5,315)	(666)
Administrative expenses	11	(9,091)	(7,997)	(5,637)
Cash-settled share-based expense	12.1	(477)	(1,413)	(689)
Net foreign exchange gain	13	1,184	4,305	29,661
Profit on sale of subsidiary	23.2	–	–	5,409
Fair value losses on derivative instruments	14.1	(240)	(266)	(601)
Operating profit		38,360	40,735	60,889
Finance income	16	14	62	146
Finance cost	16	(375)	(367)	(344)
Profit before tax		37,999	40,430	60,691
Tax expense	17	(14,857)	(15,173)	(10,290)
Profit for the year		23,142	25,257	50,401

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(531)	(173)	49
Reclassification of accumulated exchange differences on the sale of subsidiary		–	–	(2,109)
Total comprehensive income for the year		22,611	25,084	48,341

Profit attributable to:
Owners of the Company		18,405	20,780	42,018
Non-controlling interests	28	4,737	4,477	8,383
Profit for the year		23,142	25,257	50,401

Total comprehensive income attributable to:
Owners of the Company		17,874	20,607	39,958
Non-controlling interests	28	4,737	4,477	8,383
Total comprehensive income for the year		22,611	25,084	48,341

Earnings per share
Basic earnings per share ($)	27	1.49	1.73	3.82
Diluted earnings per share ($)	27	1.48	1.73	3.81

The accompanying notes on pages 10 to 70 are an integral part of these consolidated financial statements.

On behalf of the Board: “S.R. Curtis”- Chief Executive Officer and “J.M. Learmonth”- Chief Financial Officer.

Caledonia Mining Corporation Plc

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited
As at December 31	Note	2021	2020

Assets
Property, plant and equipment	18	149,102	126,479
Exploration and evaluation asset	19	8,648	6,768
Deferred tax asset	17	194	87
Total non-current assets		157,944	133,334

Inventories	20	20,812	16,798
Prepayments	21	6,930	1,974
Trade and other receivables	24	7,938	4,962
Income tax receivable	17	101	76
Derivative financial assets	14.1	–	1,184
Cash and cash equivalents	22	17,152	19,092
Assets held for sale	23	–	500
Total current assets		52,933	44,586
Total assets		210,877	177,920

Equity and liabilities
Share capital	25	82,667	74,696
Reserves	26	137,779	138,310
Retained loss		(59,150)	(71,487)
Equity attributable to shareholders		161,296	141,519
Non-controlling interests	28	19,260	16,524
Total equity		180,556	158,043

Liabilities
Provisions	29	3,294	3,567
Deferred tax liabilities	17	8,034	4,234
Loans and borrowings - long term portion	30	–	–
Cash-settled share-based payment - long term portion	12.1	974	1,934
Lease liabilities - long term portion	15	331	178
Total non-current liabilities		12,633	9,913

Loans and borrowings - short term portion	30	–	408
Cash-settled share-based payment - short term portion	12.1	2,053	336
Lease liabilities - short term portion	15	134	61
Derivative financial liabilities	14.2	3,095	–
Income taxes payable	17	1,562	495
Trade and other payables	31	9,957	8,664
Overdraft	22	887	–
Total current liabilities		17,688	9,964
Total liabilities		30,321	19,877
Total equity and liabilities		210,877	177,920

The accompanying notes on pages 10 to 70 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

(in thousands of United States Dollars, unless indicated otherwise)

	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (NCI)	Total equity
Balance January 1, 2019		55,102	(6,561)	132,591	16,760	(127,429)	70,463	8,345	78,808
Transactions with owners:
Dividends declared	34	-	-	-	-	(2,969)	(2,969)	(426)	(3,395)
Equity-settled share-based payment		963	-	-	-	-	963	-	963
Total comprehensive income:
Profit for the year		-	-	-	-	42,018	42,018	8,383	50,401
Other comprehensive income for the year		-	(2,060)	-	-	-	(2,060)	-	(2,060)
Balance December 31, 2019		56,065	(8,621)	132,591	16,760	(88,380)	108,415	16,302	124,717
Transactions with owners:
Dividends declared	34	-	-	-	-	(3,887)	(3,887)	(655)	(4,542)
Shares issued:
- Share-based payment	12.1	216	-	-	-	-	216	-	216
- Options exercised	25	30	-	-	-	-	30	-	30
- Equity raise (net of transaction cost)	25	12,538	-	-	-	-	12,538	-	12,538
- Blanket shares purchased from Fremiro	5	5,847	-	-	(2,247)	-	3,600	(3,600)	-
Total comprehensive income:
Profit for the year		-	-	-	-	20,780	20,780	4,477	25,257
Other comprehensive income for the year		-	(173)	-	-	-	(173)	-	(173)
Balance at December 31, 2020		74,696	(8,794)	132,591	14,513	(71,487)	141,519	16,524	158,043
Transactions with owners:
Dividends declared	34	-	-	-	-	(6,068)	(6,068)	(2,001)	(8,069)
Shares issued:
- Options exercised	25	165	-	-	-	-	165	-	165
- Equity raise (net of transaction cost)	25	7,806	-	-	-	-	7,806	-	7,806
Total comprehensive income:
Profit for the year		-	-	-	-	18,405	18,405	4,737	23,142
Other comprehensive income for the year		-	(531)	-	-	-	(531)	-	(531)
Balance at December 31, 2021		82,667	(9,325)	132,591	14,513	(59,150)	161,296	19,260	180,556
	Note	25	26	26	26			28

The accompanying notes on pages 10 to 70 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of cash flows

For the years ended December 31,

(in thousands of United States Dollars, unless indicated otherwise)

	Note	2021	2020	2019

Cash generated from operations	32	38,703	37,967	23,885
Interest received		14	56	146
Interest paid		(388)	(405)	(454)
Tax paid	17	(7,426)	(6,656)	(5,517)
Net cash from operating activities		30,903	30,962	18,060

Cash flows used in investing activities
Acquisition of property, plant and equipment		(32,112)	(25,081)	(19,852)
Acquisition of exploration and evaluation assets		(5,717)	(2,759)	(172)
Proceeds from sale of assets held for sale	23.1	500	–	–
Realisation (purchase) of Gold ETF	14.1	1,066	(1,058)	–
Proceeds from disposal of subsidiary	23.2	340	900	1,000
Net cash used in investing activities		(35,923)	(27,998)	(19,024)

Cash flows from financing activities
Dividends paid		(8,069)	(4,542)	(3,395)
Term loan proceeds (net of transaction cost)	30	–	–	2,294
Term loan repayments	30	(361)	(574)	–
Proceeds from gold loan	14.2	2,752	–	–
Proceeds from call option	14.2	208	–	–
Payment of lease liabilities	15	(129)	(118)	(124)
Shares issued – equity raise (net of transaction cost)	25	7,806	12,538	–
Proceeds from share options exercised	25	165	30	–
Net cash from (used in) financing activities		2,372	7,334	(1,225)

Net (decrease) / increase in cash and cash equivalents		(2,648)	10,298	(2,189)
Effect of exchange rate fluctuations on cash and cash equivalents		(179)	(99)	(105)
Net cash and cash equivalents at the beginning of the year		19,092	8,893	11,187
Net cash and cash equivalents at the end of the year	22	16,265	19,092	8,893

The accompanying notes on pages 10 to 70 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

1	Reporting entity

Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is a company domiciled in Jersey, Channel Islands. The Company’s registered office address is B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands.

These consolidated financial statements of the Company and its subsidiaries (the “Group”) comprise the consolidated statements of financial position as at December 31, 2021 and 2020, the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2021, 2020 and 2019, notes, significant accounting policies and other explanatory information. The Group’s primary involvement is in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American LLC stock exchange (symbol – “CMCL”). Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol – “CMCL”). Caledonia listed on the Victoria Falls Stock Exchange (“VFEX”) (symbol – “CMCL”) on December 2, 2021. Caledonia voluntary delisted from the Toronto Stock Exchange (the “TSX”) on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws until it demonstrates that Canadian shareholders represent less than 2% of issued share capital.

2	Basis of preparation

i)	Statement of compliance

The consolidated financial statements have been prepared on a going concern basis, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were approved for issue by the Board of Directors on March 17, 2022.

ii)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for:

●	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates;

●	equity-settled share-based payment arrangements measured at fair value on the grant date; and

●	derivative financial assets and derivative financial liabilities measured at fair value.

iii)	Functional currency

These consolidated financial statements are presented in United States Dollars (“$” or “US Dollars” or “USD”), which is also the functional currency of the Company. All financial information presented in US Dollars has been rounded to the nearest thousand, unless indicated otherwise. Refer to note 13 for changes to Zimbabwean real-time gross settlement, bond notes or bond coins (“RTGS$”) and its effect on the consolidated statement of profit or loss and other comprehensive income.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

3	Use of accounting assumptions, estimates and judgements

In preparing these consolidated financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.

(a)	Estimation uncertainties
i)	Depreciation of property, plant and equipment

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where items have a shorter useful life than the life-of-mine, the mine development, infrastructure and other assets are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management is able to demonstrate the economic recovery of resources with a high level of confidence, such additional resources, are included in the calculation of depreciation.

Other items of property, plant and equipment are depreciated as described in note 4(g)(iii).

ii)	Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological assumptions and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available during the course of operations.

The Group estimates its reserves (proven and probable) and resources (measured, indicated and inferred) based on information compiled by a Qualified Person in terms of the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

●	correlation between drill-holes intersections where multiple reefs are intersected;
●	continuity of mineralisation between drill-hole intersections within recognised reefs; and
●	appropriateness of the planned mining methods.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

3	Use of accounting assumptions, estimates and judgements (continued)

(a)	Assumptions and estimation uncertainties (continued)
ii)	Mineral reserves and resources (continued)

The Group estimates and reports reserves and resources in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

●	the gold price based on current market price and the Group’s assessment of future prices;
●	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;
●	cut-off grade;
●	dimensions and extent, determined both from drilling and mine development, of ore bodies; and
●	planned future production from measured, indicated and inferred resources.

Changes in reported reserves and resources may affect the Group’s financial results and position in several ways, including the following:

●	asset carrying values may be affected due to changes in the estimated cash flows (i.e. Impairment);
●	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of production method or where useful lives of an asset change; and
●	decommissioning, site restoration and environmental provisions and resources which may affect expectations about the timing or cost of these activities.

iii)	Blanket mine’s indigenisation transaction

The initial indigenisation transaction and modifications to the indigenisation transaction of Blanket Mine (1983) (Private) Limited (“Blanket Mine”) required management to make significant assumptions and estimates which are explained in note 5.

iv)	Site restoration provision

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2021. Assumptions and estimates are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision where the time value of money effect is significant. Assumptions, based on the current economic environment, have been made that management believes are a reasonable basis for estimating the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to the provision from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation. The final cost of the currently recognised site rehabilitation provision may be higher or lower than currently provided for (refer to note 29).

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

3	Use of accounting assumptions, estimates and judgements (continued)

(a)	Assumptions and estimation uncertainties (continued)
v)	Exploration and evaluation (“E&E”) assets

The Group also makes assumptions and estimates regarding the possible impairment of E&E assets by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Assumptions and estimates made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalised is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amount of exploration and evaluation assets depends on the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

vi)	Taxes

Significant assumptions and estimates are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. In 2019 the Zimbabwe Revenue Authority (“ZIMRA”) issued Public Notice 26 (“PN26”) effective from February 22, 2019. PN26 provided clarity on the interpretation of Section 4 (a) of the Finance Act [Chapter 23.04] of Zimbabwe, which requires a company earning taxable income to pay tax in the same or other specified currency that the income is earned. PN 26 clarifies that the calculation of taxable income be expressed in RTGS$ and that the payment of the tax payable, determined in RTGS$, be paid in the ratio of turnover earned. The application of PN26 resulted in a significant reduction in the deferred tax liability and the Group recorded the best estimate of the tax liability. The clarification of PN26 was applied prospectively from the 2019 year.

Management believes they have adequately provided for the probable outcome of tax related matters; however, the final outcome or future outcomes anticipated in calculating the tax liabilities may result in a materially different outcome than the amount included in the tax liabilities. In addition, the Group further makes assumptions and estimates when recognising deferred tax assets relating to tax losses carried forward to the extent that there are sufficient future taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses may be utilised or sufficient estimated future taxable income against which the losses can be utilised.

vii)	Share-based payment transactions

Equity-settled share-based payment arrangements

The Group measures the cost of equity-settled share-based payment transactions with employees, directors and Blanket’s indigenous shareholders (refer to note 5) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model and considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the share option, volatility and dividend yield.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

3	Use of accounting assumptions, estimates and judgements (continued)

(a)	Assumptions and estimation uncertainties (continued)
vii)	Share-based payment transactions (continued)

Where the Company granted the counterparty to a share-based payment award the choice of settlement in cash or shares, the equity component is measured as the difference between the fair value of the goods and services and the fair value of the cash-settled share-based payment liability at the date when the goods and services are received at the measurement date. For transactions with employees, the equity component is zero.

Option pricing models require the input of assumptions, including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Therefore, the existing models may not necessarily provide a reliable single measure of the fair value of the Group’s share options.

Cash-settled share-based payment arrangements

The fair value of the amount payable to employees regarding share-based awards that will be settled in cash is recognised as an expense with a corresponding increase in liabilities over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any change in the fair value of the liability is recognised in profit or loss.

Additional information about significant assumptions and estimates used to determine the fair value of cash settled share-based payment transactions are disclosed in note 12.1.

viii)	Impairment

Non-financial assets

At each reporting date, the Group determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in the Group. The exercise is subject to various assumptions and estimates.

Non-derivative financial assets

The Group uses a simplified approach in accounting for trade receivables and records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. The Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

(b)	Judgements

Judgement is required when assessing whether the Group controls an entity or not. Controlled entities are consolidated. Further information is given in notes 4(a) and 5.

Refer to note 4(b)(ii) for judgement applied to determine functional currency of entities in the Group and the use of the interbank rate of exchange to translate RTGS$.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. In addition, the accounting policies have been applied consistently by the Group.

a)	Basis of consolidation
i)	Subsidiaries and structured entities

Subsidiaries and certain structured entities are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variability in returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

ii)	Loss of control

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related Non-controlling interests (“NCI”) and other components of equity. Any gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

iii)	Non-controlling interests

NCI is measured at their proportionate share of the carrying amounts of the acquiree’s identifiable net assets at fair value at the acquisition date. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions

iv)	Transactions eliminated on consolidation

Intra-group balances and transactions arising from intra-group transactions are eliminated.

(a)	Foreign currency
i)	Foreign operations

As stated in note 2(iii) the presentation currency of the Group is the US Dollars. The functional currency of the Company and all its subsidiaries is the US Dollars except for the South African subsidiary that uses the South African Rand (“ZAR”) as its functional currency. Subsidiary financial statements have been translated to the presentation currency as follows:

●	assets and liabilities are translated using the exchange rate at year end; and
●	income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognised in Other Comprehensive Income (“OCI”).

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(b)	Foreign currency (continued)
i)	Foreign operations (continued)

If settlement is planned or likely in the foreseeable future, foreign exchange gains and losses are included in profit or loss. When settlement occurs, the settlement will not be regarded as a partial disposal and accordingly the foreign exchange gain or loss previously recognised in OCI is not reclassified to profit or loss/reallocated to NCI.

When the Group disposes of its entire interest in a foreign operation or loses control over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are reclassified to profit or loss. If the Group disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in OCI related to the subsidiary are reattributed between controlling and non-controlling interests.

All resulting translation differences are reported in OCI and accumulated in the foreign currency translation reserve.

ii)	Foreign currency translation

In preparing the financial statements of the Group entities, transactions in currencies other than the functional currency (foreign currencies) of these Group entities are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the current foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

On October 1, 2018 the Reserve Bank of Zimbabwe (“RBZ) pegged the Zimbabwe dollar (“RTGS$”) at 1:1 to the US Dollar and on February 20, 2019 issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollar and traded at 108.67 RTGS$ (2020: 81.79 RTGS$, 2019: 16.77 RTGS$) to 1 US Dollar as at December 31, 2021.

Further, the RBZ issued a directive to Zimbabwean banks to separate foreign currency (“Foreign currency”) and RTGS$ for bank accounts held by clients on October 1, 2018. Subsequent to the directive, the RBZ announced that 30% of Blanket Mine’s gold proceeds will be received in Foreign currency (i.e., US Dollars) and the remainder received as RTGS$. From November 12, 2018 the RBZ increased the Foreign currency allocation from 30% to 55%, with the remainder received as RTGS$. The RBZ increased the Foreign currency allocation with effect from May 26, 2020 from 55% to 70% and decreased the Foreign currency allocation with effect from January 8, 2021 from 70% to 60% with the remainder received as RTGS$. The allocation percentages remained in effect up to the date of approval of these financial statements. Further, the Company participated in the Foreign currency auction introduced by the Zimbabwean Government to exchange RTGS$ for US Dollars up to June 15, 2021.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(b)	Foreign currency (continued)
ii)	Foreign currency translation (continued)

In June 2021 the RBZ announced that companies that are listed on the VFEX will receive 100% of the revenue arising from incremental production in US Dollars. Blanket has subsequently received confirmation that the “baseline” level of production for the purposes of calculating incremental production is 148.38 Kg per month (approximately 57,000 ounces per annum). The payment of the increased US Dollars proceeds for incremental production was applied from July 1, 2021 and Blanket has received all amounts due in terms of this revised policy up to the date of approval of these financial statements. Blanket intends to increase its production from approximately 67,000 ounces of gold in 2021 to a range of 73,000 to 80,000 ounces in 2022 and 80,000 ounces of gold from 2023 onwards. The CMCL listing on the VFEX should mean that Blanket will receive approximately 71.5% of its total revenues in US Dollars and the balance in RTGS$.

In applying IAS 21, management determined that the US Dollars remained the primary currency in which the Group’s Zimbabwean entities operate, as:

●	the majority of revenue is received in US Dollars;
●	the gold price receivable was calculated in US Dollars;
●	the majority of costs are calculated by reference to the US Dollars if denominated in RTGS$ or is paid in US Dollars; and
●	Income tax liabilities calculated in RTGS$ are settled predominantly in US Dollars.

The application of IAS 21, the advent of Statutory Instrument 142 (issued by Zimbabwean Government) and the devaluation of the RTGS$ against the US Dollars had an impact on the US Dollars value of RTGS$ denominated monetary assets and liabilities such as income and deferred tax liabilities, loans and borrowings, trade and other payables and to a lesser extent monetary asset such as cash held in RTGS$.

(c)	Leases

The Group recognises a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right of use asset reflects that the Group will exercise a purchase option. In that case the right of use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as property, plant and equipment. Also, the right of use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(c)	Leases (continued)

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;
●	amounts expected to be payable under a residual value guarantee; and
●

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if the lease agreement changes in substance in terms of payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

The Group presents the right of use assets as property, plant and equipment. Lease liabilities are presented separately in the statement of financial position as current- and non-current Lease liabilities.

The Group has elected not to recognise the right of use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(d)	Financial instruments
i)	Financial assets

The Group had the following financial assets:

Financial assets at amortised cost

Financial assets at amortised cost comprise loans and receivables included in Trade and other receivables. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortised cost using the effective interest method, less any impairment losses. A trade receivable without a significant financing component is initially measured at the transaction price. Refer to note 5(j)(i) for the impairment of receivables. Finance income was recognised by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(d)	Financial instruments (continued)
i)	Financial assets (continued)

Fair value through profit or loss

This category comprises the Gold ETF, Bank balances and Gold hedge. These instruments are carried in the consolidated statement of financial position at fair value with changes in fair value recognised in the consolidated statement profit or loss and other comprehensive income as Fair value losses on derivative financial instruments. Transaction cost are recognized in profit or loss in in the consolidated statement profit or loss and other comprehensive income immediately when incurred. The Group does not have any assets held for trading nor does it voluntarily classify any financial assets as being at fair value through profit or loss.

ii)	Financial liabilities

The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired.

Fair value through profit or loss

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. This category comprises the Gold loan and the Call options, estimations made and further information is referred to in note 14.2. All changes in the fair value of derivative instruments are accounted for in profit or loss.

Financial liabilities at amortised cost

Non-derivative financial liabilities are recognised initially on the date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expire.

Non-derivative financial liabilities consist of bank overdrafts, loans and borrowings and trade and other payables.

Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.

iv)	Offsetting

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

(e)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts are repayable on demand and form an integral part of the Group’s cash management process. The bank overdraft is included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(f)	Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue, consolidation and repurchase of fractional items of shares and share options are recognised as a deduction from equity, net of any tax effects.

(g)	Property, plant and equipment
i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, borrowing costs on qualifying assets, the costs of dismantling and removing the items and restoring the site on which they are located. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised in profit or loss. Refer to note 4(j)(ii) for the impairment of non-financial assets.

ii)	Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

iii)	Depreciation

Depreciation is calculated to write off the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. On commencement of commercial production, depreciation of mine development, infrastructure and other assets is calculated on the unit-of-production method using the Measured, Indicated and Inferred Mineral Resources of which the diluted Measured and Indicated Mineral Resources are converted to Mineral Reserves for extraction in Blanket’s life-of-mine plan (“LoMP”). Resources that are not included in the LoMP are not included in the calculation of depreciation.

For other categories, depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

All Mineral Resources and Reserves are categorised and reported in compliance with the definitions embodied in the CIM Definition Standards as incorporated into the NI 43-101, and Mineral Resources are reported inclusive of Mineral Reserves. Inferred Mineral Resources are not converted to Mineral Reserves.

Inferred Mineral Resources are considered in the LoMP to the extent that they are required in accessing, by development infrastructure, the Measured and Indicated Mineral Resources. In addition geological continuity is modelled, whilst grade continuity is continually upgraded by drilling of the Inferred Mineral Resources at depth, and where these Mineral Resources are above the cut-off, economically viable and of sufficient confidence, will be upgraded and form part of eventual extraction and as a result are included in the calculation of depreciation. Refer to note 18 for the evaluation of the cut-off.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(g)	Property, plant and equipment
iii)	Depreciation (continued)

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

Mineral Resources in the Measured and Indicated Mineral Resource classifications have been converted into Proven and Probable Mineral Reserves respectively, by applying the applicable modifying factors and reasonable prospects of economic extraction.

Land is not depreciated.

The calculation of the production rate units could be affected to the extent that actual production in the future is different from the current forecast production. This would generally result from the extent to which there are significant changes in any of the factors or assumptions used in estimating mineral reserves and resources.

These factors include:

●	changes in mineral reserves and resources;
●	differences between actual commodity prices and commodity price assumptions;
●	unforeseen operational issues at mine sites; and
●	changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

The estimated useful lives for the current and comparative years are as follows:

●	buildings 10 to 15 years (2020: 10 to 15 years; 2019: 10 to 15 years);
●	plant and equipment 10 years (2020: 10 years; 2019: 10 years);
●	fixtures and fittings including computers 4 to 10 years (2020: 4 to 10 years; 2019: 4 to 10 years);
●	motor vehicles 4 years (2020: 4 years; 2019: 4 years);
●	right of use assets 3 to 6 years (determined by lease term); and
●	mine development, infrastructure and other assets in production, units-of-production method.

Depreciation methods, useful lives and residual values are reviewed each financial year and adjusted if appropriate. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Assets under construction’s useful life and residual values will be assessed once the asset is available for use.

(h)	Exploration and evaluation assets

Qualifying exploration costs are capitalised as incurred. Costs incurred before the legal rights to explore are obtained are recognised in profit or loss. The costs related to speculative drilling on unestablished orebodies at the Blanket Mine, general administrative or overhead costs are expensed as incurred. Exploration and evaluation costs capitalised are disclosed under Exploration and evaluation assets. Qualifying direct expenditures include such costs as mineral rights, options to acquire mineral rights, materials used, surveying costs, drilling costs, payments made to contractors, direct administrative costs and depreciation on property, plant and equipment during the exploration phase.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(h)	Exploration and evaluation assets (continued)

Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year they occur.

Once the technical feasibility and commercial viability of extracting the mineral resource have been determined, the property is considered to be a mine under development and moved to the mine development, infrastructure and other asset category within property, plant and equipment. Capitalised direct costs related to the acquisition, exploration and development of mineral properties remain capitalized, at their initial cost, until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. Exploration and evaluation assets are tested for impairment before the assets are transferred to mine development, infrastructure and other assets or when an indicator of impairment is identified.

Exploration and evaluations assets are not depreciated.

(i)	Inventories

Consumable stores are measured at the lower of cost and net realisable value. The cost of consumable stores is based on the weighted average cost principle. It includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Gold in process is measured at the lower of cost and net realisable value. The cost of gold in process includes an appropriate share of production overheads based on normal operating capacity and is valued on the weighted average cost principle. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(j)	Impairment
i)	Non-derivative financial assets (including receivables)

The Group applies the IFRS 9 simplified model of recognising lifetime expected credit losses for all trade receivables as these items do not have a significant financing component. In measuring the expected credit losses, the trade receivables have been assessed individually as they possess different credit risk characteristics. Trade receivables have been assessed based on the days past due. The expected loss rates are based on the payment profile for gold sales over the past 48 months prior to December 31, of each year reported. The historical rates are adjusted to reflect current and forward looking macroeconomic factors affecting the customer’s ability to settle the amount outstanding. However, given the short period exposed to credit risk the impact of these factors has not been considered significant. Failure to make payments within 90 days from lodgement date with Fidelity Printers and Refiners Limited (“Fidelity”) and failure to engage with the Group on alternative payment arrangement, amongst others, are considered indicators of no reasonable expectation of recovery. Trade and other receivables are written off (i.e. derecognised) when there is no reasonable expectation of recovery.

ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(j)	Impairment (continued)
ii)	Non-financial assets (continued)

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a CGU to which a corporate asset is allocated may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognised if the carrying amount of a CGU exceeds its estimated recoverable amount. Impairment losses recognised in respect of CGUs are allocated to reduce the carrying amount of assets in the unit (group of units) on a pro rata basis. Impairment losses recognised in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been an indication of reversal and a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

iii)	Impairment of Exploration and evaluation (“E&E”) assets

The test for impairment of E&E assets can combine several CGUs as long as the combination is not larger than a segment. The definition of a CGU does, however, change once development activities have begun. There are specific impairment triggers for E&E assets. Despite certain relief in respect of impairment triggers and the level of aggregation, the impairment standard is applied in measuring the impairment of E&E assets. Reversals of impairment losses are required in the event that the circumstances that resulted in impairment have changed.

E&E assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount. Indicators of impairment include the following:

●	The entity's right to explore in the specific area has expired or will expire in the near future and is not expected to be renewed.
●	Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned in future.
●	The entity has not discovered commercially viable quantities of mineral resources as a result of E&E activities in the area to date and has decided to discontinue such activities in the specific area.
●	Even if development is likely to proceed, the entity has sufficient data indicating that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale.

(k)	Employee benefits
i)	Short-term employee benefits

Short-term employee benefits are expensed when the related services are provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(k)	Employee benefits (continued)
ii)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

(l)	Share-based payment transactions
i)	Equity-settled share-based payments to employees and directors

The grant date fair value of equity-settled share-based payment awards granted to employees and directors is recognised as an expense, with a corresponding increase in equity, over the vesting period of the award. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market vesting conditions at the vesting date.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss.

ii)	Cash-settled share-based payments to employees and directors

The grant date fair value of cash-settled awards granted to employees and directors is recognised as an expense, with a corresponding increase in the liability, over the vesting period of the awards. At each reporting date the fair value of the awards is re-measured with a corresponding adjustment to profit or loss. Additional information about significant judgements, estimates and the assumptions used to estimate the fair value of cash-settled share-based payment transactions are disclosed in note 12.1.

(m)	Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability if the time value of money is considered significant. The unwinding of the discount is recognised as a finance cost.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(n)	Site restoration

The Group recognises liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of these assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalised to mineral properties along with a corresponding increase in the rehabilitation provision in the period incurred. Future rehabilitation costs are discounted using a pre-tax risk-free rate that reflects the time-value of money. The Group’s estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision.

(o)	Revenue

Revenue from the sale of precious metals is recognized when the metal is accepted at the refinery by Fidelity (“Lodgment date”). Control is transferred and the receipt of proceeds is substantially assured at point of delivery. Revenue for each delivery is measured at the London Base Metal Association Tuesday PM price post-delivery less 1.25% and the quantities are determined on Lodgment date. The revenue amount calculated represents the fair value of the receivable at the date of the transaction. On average settlement occurs within 14 days of delivery.

(p)	Finance income and finance cost

Finance income comprises interest income on funds invested. Finance income is recognised as it accrues in profit or loss, using the effective interest method. Finance cost comprise interest expense on the rehabilitation provisions, interest on bank overdraft balances, effective interest on leases, loans and borrowings and also includes commitment costs on overdraft facilities. Finance cost is recognised in profit or loss using the effective interest rate method and excludes borrowing costs capitalised.

(q)	Taxes
i)	Income tax

Tax expense comprises current and deferred tax. These expenses are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

ii)	Current tax

Current tax is the tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date. Current tax includes withholding tax on management fees and dividends paid between companies within the Group.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(q)	Taxes (continued)
iii)	Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future.

Deferred tax is a monetary item measured at the tax rates and in the currency that are expected to be applied when temporary differences reverse. The tax and exchange rates are based on the laws that have been enacted, substantively enacted or the interbank exchange rates that prevail at the reporting date.

A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(r)	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its shares. Basic EPS is calculated by dividing the adjusted profit or loss attributable to shareholders of the Group (see note 27) by the weighted average number of shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding, adjusted for own shares held, for the effects of all dilutive potential shares, which comprise share options granted to employees and directors as well as any dilution in Group earnings originating from dilutive partially recognised non-controlling interests at a subsidiary level.

(s)	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Other borrowing costs are expensed in the period in which they are incurred and recognised as finance cost.

(t)	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets, or disposal groups, are generally measured at the lower of their carrying amount or fair value less costs to sell. Impairment losses on initial classification as held for sale or held for distribution and subsequent gains and losses on remeasurement are recognised in profit or loss.

Once classified as held for sale property, plant and equipment are no longer depreciated.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(u)	The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group:

Standard/ Interpretation	Effective date and expected adoption date*
IAS 1

In response to feedback and enquiries from stakeholders, in December 2020, the IFRS Interpretations Committee (IFRIC) issued a Tentative Agenda Decision, analysing the applicability of the amendments to three scenarios. However, given the comments received and concerns raised on some aspects of the amendments, in April 2021, IFRIC decided not to finalise the agenda decision and referred the matter to the IASB. In its June 2021 meeting, the IASB tentatively decided to amend the requirements of IAS 1 with respect to the classification of liabilities subject to conditions and disclosure of information about such conditions and to defer the effective date of the 2020 amendment by at least one year.

January 1, 2023
IAS 16

The amendment to IAS 16 Property, Plant and Equipment (“PPE”) prohibits an entity from deducting from the cost of an item of PPE any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.

The amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities must be disclosed separately.

January 1, 2022
IAS 37

Amendments to IAS 37 Provision, Contingent Liabilities and Contingent Assets clarifies the Onerous contracts – Cost of Fulfilling a Contract. The amendments specify which costs an entity includes in determining the cost of fulfilling a contract to assess whether the contract is onerous.

The amendments apply to contracts existing at the date when the amendments are first applied. At the initial application date, the cumulative effect of applying the amendments is recognised as an opening balance adjustment to retained earnings or other components of equity, as appropriate.

January 1, 2022

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(u)	The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group: (continued)

Standard/ Interpretation	Effective date and expected adoption date*
Annual Improvements to IFRS Standards 2018–2020

The following improvements were finalised in May 2020:

●         IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities.

●        IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

January 1, 2022
Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

The IASB amended IAS 1 to require entities to disclose their material rather than their significant accounting policies. The amendments define what is ‘material accounting policy information’ and explain how to identify when accounting policy information is material. They further clarify that immaterial accounting policy information does not need to be disclosed. If it is disclosed, it should not obscure material accounting information.

To support this amendment, the IASB also amended IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

January 1, 2023

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(u)	The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group: (continued)

Deferred tax related to assets and liabilities arising from a single transaction – Amendments to IAS 12

The amendments to IAS 12 Income Taxes require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities.

The amendment should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognise deferred tax assets (to the extent that it is probable that they can be utilised) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:

●         right-of-use assets and lease liabilities, and

●         decommissioning, restoration and similar liabilities, and the corresponding amounts recognised as part of the cost of the related assets.

The cumulative effect of recognising these adjustments is recognised in retained earnings, or another component of equity, as appropriate. IAS 12 did not previously address how to account for the tax effects of on-balance sheet leases and similar transactions and various approaches were considered acceptable.

January 1, 2023

* Annual periods ending on or after.

The Group has completed its assessment of the impact of the above standards and concluded that the standard amendments would not have a material impact on the consolidated financial statements.

New standards, amendments to standards and interpretations adopted from 1 January 2021 had no significant effect on the Group’s accounting policies.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

5	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine (also referred to herein as “Blanket” or “Blanket Mine” as the context requires) for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and
•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket Mine dividend in the quarter. The timing of the loan repayments depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The Group related facilitation loans were transferred as dividends in specie intra-group and now the loans and most of the interest thereon is payable to the Company.

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly-owned subsidiary of the Company, performed a reassessment using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10). It was concluded that CHZ should continue to consolidate Blanket Mine after the indigenisation. The subscription agreements with the indigenous shareholders have been accounted for accordingly as a transaction with non-controlling interests and as a share-based payment transaction.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment (continued)

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
(a) 20% of the 16% shareholding of NIEEF;
(b) 20% of the 15% shareholding of Fremiro; and
(c) 100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI was initially recognised at 16.2% of the net assets of Blanket Mine, until the completion of the transaction with Fremiro, whereby the NCI reduced to 13.2% (see below).
•	The remaining 80% of the shareholding of NIEEF and Fremiro was recognised as NCI to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans, including interest. At December 31, 2021 the attributable net asset value did not exceed the balance on the respective loan account and thus no additional NCI was recognised.
•	The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on the BETS facilitation loan, they will accrue to the employees at the date of such declaration.
•	BETS is an entity effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Fremiro purchase agreement

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Fremiro’s 15% shareholding in Blanket Mine. On January 20, 2020 all substantive conditions to the transaction were satisfied. The Company issued 727,266 shares to Fremiro for the cancellation of their facilitation loan and purchase of Fremiro’s 15% shareholding in Blanket Mine. The transaction was accounted for as a repurchase of a previously vested equity instrument. As a result, the Fremiro share of the NCI of $3,600 was derecognised, shares were issued at fair value, the share-based payment reserve was reduced by $2,247 and the Company’s shareholding in Blanket Mine increased to 64% on the effective date.

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

		Effective interest &	NCI subject to	Balance of facilitation loan #
USD	Shareholding	NCI recognised	facilitation loan	December 31, 2021	December 31, 2020
NIEEF	16%	3.2%	12.8%	10,359	11,728
Community Trust	10%	10.0%	0.0%	–	–
BETS ~	10%	2.0%	0.0%	6,353	7,447
	36%	15.2%	12.8%	16,712	19,175

* The shares held by BETS are effectively treated as treasury shares (see above).

~ Accounted for under IAS19 Employee Benefits.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances (continued)

The balance on the facilitation loans is reconciled as follows:

	2021	2020

Balance at January 1	19,175	30,974
Cancellation of Fremiro loan	–	(11,458)
Finance cost accrued	1,313	1,396
Dividends used to repay loan	(3,776)	(1,737)
Balance at December 31	16,712	19,175

Advance dividend loans and balances

In anticipation of completing the underlying subscription agreements, Blanket Mine agreed to advance dividend arrangements with NIEEF and the Community Trust. Advances made to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding were as follows:

•	a $2 million payment on or before September 30, 2012;
•	a $1 million payment on or before February 28, 2013; and
•	a $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum, payable quarterly or the Blanket Mine dividend in the quarter to the advanced dividend loan holder. The loan is repayable by way of set-off of future dividends on the Blanket Mine shares owned by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 have been settled through Blanket Mine dividend repayments in 2014. The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivables, because repayment is by way of uncertain future dividends. The final payment to settle the advance dividend loan to the Community Trust was made on September 22, 2021. Future dividends to the Community Trust will be unencumbered.

Amendments to advanced dividend loan agreements

Advance dividend loan modification - Community Trust

On February 27, 2020, the Group, Blanket Mine and the indigenous shareholders of Blanket Mine reached an agreement to change the repayment terms of the advance dividend loan to the Community Trust. The amendment allowed that 20% of the Community Trust share of the Blanket dividend accrues on declaration of the dividend and that the remaining 80% be applied to the advance dividend loan from February 27, 2020. The modification was not considered beneficial to the indigenous shareholders.

The movement in the advance dividend loan to the Community Trust is reconciled as follows:

	2021	2020

Balance at January 1	994	1,632
Finance cost accrued	29	98
Dividends used to repay advance dividend loan	(1,023)	(736)
Balance at December 31	–	994

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

6	Capital management

When managing capital, the Group’s objectives are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties. The Group’s capital includes shareholders’ equity, comprising issued share capital, reserves, accumulated other comprehensive income, accumulated deficit, bank financing (refer to notes 22 and 30) and non-controlling interests.

	2021	2020

Total equity	180,556	158,043

The Group’s primary objective regarding its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, provide returns for shareholders, accommodate any rehabilitation provisions and pursue growth opportunities. It assesses its short term needs and funds these by available cash, overdrafts and short to medium term loans. Capital requirements for future project are evaluated on a case-by-case basis. As at December 31, 2021, there has been no change with respect to the overall capital risk management strategy.

7	Revenue

	2021	2020	2019

Revenue	121,329	100,002	75,826

Total ounces sold	68,617	57,137	54,801
Work in progress and refinery	(1,141)	762	381
Gold produced (oz)	67,476	57,899	55,182
Tonnes milled	665,628	597,962	556,331
Grade	3.36	3.21	3.31
Recovery	93.9	93.8	93.4

Realised gold price ($/oz)	1,766	1,749	1,382

8	Production costs

	2021	2020	2019

Salaries and wages	20,515	15,811	13,782
Consumable materials – Operations	17,288	14,358	12,850
Consumable materials – COVID-19	297	824	–
Electricity costs	10,363	8,071	6,319
Safety	774	708	525
Cash-settled share-based expense (note 12.1(a))	692	634	107
Gold work in progress	243	1,166	376
On mine administration	2,650	1,766	2,140
Pre-feasibility exploration costs	304	373	301
	53,126	43,711	36,400

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

9	Other income

	2021	2020	2019

Government grant – Gold sale export credit incentive	-	4,695	866
Government grant – Gold support price	-	-	1,064
Other	46	70	94
Greenstone Retirement Fund pay-out	-	-	250
	46	4,765	2,274

Government grant – Gold sale export credit incentive

The Reserve Bank of Zimbabwe (“RBZ”) first announced an export credit incentive (“ECI”) on the gold proceeds received for all large-scale gold mine producers during 2016. The ECI is calculated as a percentage of the gold proceeds less the charges of Fidelity.

The below table indicates when the ECI was applicable and the percentages granted, as announced by the Zimbabwean Government:

ECI applicable periods	Percentage
May 1, 2016 – December 31, 2017	3.5%
January 1, 2018 – January 31, 2018	2.5%
February 1, 2018 – February 20, 2019	10%
February 21, 2019 – March 9, 2020	0%
March 10, 2020 – June 26, 2020	25%

All incentives granted by the Zimbabwean Government were included in other income when determined receivable. Incentives were received in Blanket Mine’s RTGS$ account. The ECI fell away after June 26, 2020.

10	Other expenses

	2021	2020	2019

Intermediated Money Transaction Tax	799	451	354
Solar evaluation cost *	–	230	160
COVID-19 donations	74	1,322	–
Community and social responsibility cost	1,167	382	–
Other	–	–	8
Impairment of property, plant and equipment - plant and equipment (note 18)	498	–	144
Impairment of exploration and evaluation assets (note 19)	3,837	2,930	–
Expected credit losses on deferred consideration on the disposal of subsidiary (notes 23.2 and 24)	761	–	–
	7,136	5,315	666
*	Capitalised from July 6, 2020, refer to note 18.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

11	Administrative expenses

	2021	2020	2019

Investor relations	439	353	414
Audit fee	267	288	237
Advisory services fees	622	904	408
Listing fees	609	448	277
Directors fees – Company	527	323	240
Directors fees – Blanket	51	43	31
Employee costs	5,462	4,065	3,030
Other office administration cost	347	424	605
Management liability insurance	551	1,032	86
Travel costs	216	117	292
Eersteling Gold Mine administration costs	–	–	17
	9,091	7,997	5,637

12	Share-based payments

12.1	Cash-settled share-based payments

The Group has expensed the following cash-settled share-based expense arrangements for the twelve months ended December 31:

	Note	2021	2020	2019

Restricted Share Units and Performance Units	12.1(a)	515	1,299	616
Caledonia Mining South Africa employee incentive scheme	12.1(b)	(38)	114	73
		477	1,413	689

(a)	Restricted Share Units and Performance Units

Certain management and employees within the Group are granted Restricted Share Units (“RSUs”) and Performance Units (”PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All RSUs and PUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

RSUs vest three years after grant date given that the service conditions of the relevant employees have been fulfilled. The value of the vested RSUs is the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the OEICP, on the date of settlement.

PUs have a performance condition based on gold production and a performance period of one up to three years. The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price. PUs have rights to dividends only after they have vested.

RSUs and PUs allow for settlement of the vesting date value in cash or, subject to conditions, shares issuable at fair market value or a combination of both at the discretion of the unitholder.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

12	Share-based payments (continued)

12.1	Cash-settled share-based payments (continued)
(a)	Restricted Share Units and Performance Units (continued)

The fair value of the RSUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date it was assumed that there is a 93%-100% probability that the performance conditions will be met and therefore a 93%-100% (2020: 93%-100%) average performance multiplier was used in calculating the estimated liability. The fair value of the PUs at the reporting date was based on the Black Scholes option valuation model. The liability as at December 31, 2021 amounted to $3,027 (2020: $2,240). Included in the liability as at December 31, 2021 is an amount of $692 (2020: $634; 2019: $107) that was expensed and classified as production costs; refer to note 8. During the year PUs to the value of $420 vested and were settled in cash (2020: $216 issued as share capital).

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on:

	December 31,		December 31,
	2021		2020
	RSUs	PUs	RSUs	PUs
Risk free rate	1.52%	1.52%	0.93%	0.93%
Fair value (USD)	12.06	11.63	15.88	15.51
Share price (USD)	11.71	11.71	15.88	15.88
Performance multiplier percentage	–	93-100%	–	93-100%
Volatility	1.20	1.06	1.00	1.06

Share units granted:	RSUs	PUs	RSUs	PUs
Grant - January 11, 2019	–	95,740	–	95,740
Grant - March 23, 2019	–	28,287	–	28,287
Grant - June 8, 2019	–	14,672	–	14,672
Grant - January 11, 2020	17,585	114,668	17,585	114,668
Grant - March 31, 2020	–	1,971	–	1,971
Grant - June 1, 2020	–	1,740	–	1,740
Grant - September 9, 2020	–	1,611	–	1,611
Grant - September 14, 2020	–	20,686	–	20,686
Grant - October 5, 2020	–	514	–	514
Grant - January 11, 2021	–	78,875	–	–
Grant -April 1, 2021	–	770	–	–
Grant - May 14, 2021	–	2,389	–	–
Grant - June 1, 2021	–	1,692	–	–
Grant - June 14, 2021	–	507	–	–
Grant - August 13, 2021	–	2,283	–	–
Grant - September 1, 2021	–	553	–	–
Grant - September 6, 2021	–	531	–	–
Grant - September 20, 2021	–	526	–	–
Grant - October 1, 2021	–	2,530	–	–
Grant - October 11, 2021	–	500	–	–
Grant - November 12, 2021	–	1,998	–	–
Grant - December 1, 2021	–	936	–	–
RSU dividends reinvested	1,066	–	386	–
Settlements/ terminations	-	(30,600)	–	–
Total awards	18,651	343,379	17,971	279,889

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

12	Share-based payments (continued)

12.1	Cash-settled share-based payments (continued)
(b)	Caledonia Mining South Africa employee incentive scheme

From 2017 until 2019 Caledonia Mining South Africa Proprietary Limited granted awards to certain of its employees that entitles them to a cash pay-out at the Company’s share price on November 30 of each year over a 3-year period from the grant date. The cash-settled share-based payment liability was calculated based on the number of awards expected to vest multiplied by the Company’s Black Scholes option valuation fair value of £8.90 at the reporting date and apportioned for the quantity vested over the total vesting period. The liability relating to these cash-settled share-based payment awards amounted to $Nil (December 31, 2020: $30) and the fair value adjustment included in the consolidated financial statements of profit or loss and other comprehensive income amounted to ($38) (2020: $114) for the twelve months ended December 31, 2021.

During September 2020 it was communicated to employees of Caledonia Mining South Africa Proprietary Limited that going forwards they will receive awards of PUs under the OEICP, and so a discretionary 10% cash bonus scheme would gradually replace the current cash-settled share-based scheme and no more awards would be made under the cash-settled share-based scheme. To the extent their cash-settled share-based payments fall short of the cash bonus, they would receive the amount equal to the awards. All awards vested or expired by year-end. No new awards were granted.

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability for the year ended December 31.

	2021	2020
	Awards
Grant – August 2018 (3-year term)	5,918	5,918
Grant - August 2019 (3-year term)	9,034	9,034
Awards paid out/ expired	(14,952)	(11,941)
Total awards outstanding	–	3,011

Estimated awards expected to vest	100%	100%

13	Net foreign exchange gain

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from RTGS$ in the accounts held by their clients and pegged the RTGS$ at 1:1 to the US Dollars. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollars and traded at 108.67 RTGS$ to 1 US Dollars as at December 31, 2021 (December 31, 2020: 81.79 RTGS$). On June 24, 2019 the Government issued S.I. 142 which stated, “Zimbabwe dollar (“RTGS$”) to be the sole currency for legal tender purposes for any transactions in Zimbabwe”. Throughout these announcements and to the date of issue of these financial statements the US dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

Previously there was uncertainty as to what currency would be used to settle amounts owed to the Zimbabwe Government. The announcement of S.I. 142 clarified the Zimbabwean Government’s intentions that these liabilities were always denominated in RTGS$ and that RTGS$ would be the currency in which they would be settled. The devaluation of the deferred tax and electricity liabilities contributed the largest portion of the foreign exchange gain set out below.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

13	Net foreign exchange gain (continued)

In June 2021 the RBZ announced that companies that are listed on the VFEX will receive 100% of the revenue arising from incremental production in US Dollars. Blanket has subsequently received confirmation that the “baseline” level of production for the purposes of calculating incremental production is 148.38 Kg per month (approximately 57,000 ounces per annum). The payment of the increased US Dollars proceeds for incremental production was applied from July 1, 2021 and Blanket has received all amounts due in terms of this revised policy up to the date of approval of these financial statements. The CMCL listing on the VFEX should mean that Blanket will receive approximately 71.5% of its total revenues in US Dollars and the balance in RTGS$.

The table below illustrates the effect the weakening of the RTGS$ and other foreign currencies had on the consolidated statement of profit or loss and other comprehensive income.

	2021	2020	2019

Unrealised foreign exchange gain	2,755	8,367	31,411
Realised foreign exchange loss	(1,571)	(4,062)	(1,750)
Net foreign exchange gain	1,184	4,305	29,661

14	Derivative financial instruments

The fair value of derivative financial instruments not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where available. The company did not apply hedge accounting to the derivative financial instruments and all fair value losses were recorded in the consolidated statement of profit or loss and other comprehensive income.

		2021	2020	2019

Fair value losses on derivative financial assets	14.1
Gold ETF		105	164	–
Gold hedge		–	102	601
		105	266	601

Fair value losses on derivative financial liabilities	14.2
Gold loan		114	–	–
Call option		21	–	–
		135	–	–

Fair value losses on derivative financial instruments		240	266	601

14.1	Derivative financial assets

	2021	2020

Derivatives assets:
Gold exchange-traded fund ("Gold ETF")	–	1,184
Gold hedge	–	–
	–	1,184

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

14	Derivative financial instruments (continued)

14.1	Derivative financial assets (continued)

Gold ETF

In April 2020 the South African subsidiary, Caledonia Mining South Africa Proprietary Limited, purchased a Gold ETF from Standard Bank Limited at a cost of $1,058. The Gold ETF is denominated in South African Rand and the instrument is utilised to invest excess short-term Rands on hand at the South African subsidiary. The Gold ETF’s value tracks the US Dollars spot gold price and was entered into to offset fluctuations in the South African Rand against the US Dollars. The total expense, representing the change in the Rand tracked USD spot gold price, amounted to $105 (2020: $164) for the twelve months ended December 31, 2021. Foreign currency translation gains, due to the fluctuations in the Rand against the US Dollars on the translation of the foreign subsidiary, amounted to ($14) (2020: $100). On May 5, 2021 the Gold ETF was realised for $1,066.

Gold hedge

The Company entered into a hedge in November 2019 at a cost of $379. The hedge was in the form of put options in respect of 4,600 ounces of gold per month for the period January to June 2020 exercisable at a strike price of $1,400 per ounce. At December 31, 2020 the mark-to-market valuation, that represents the fair value of the hedge, amounted to $102. The put options were entered into by the Company for economic hedging purposes to ensure sufficient cash availability for Blanket Mine’s capital investment plan, rather than as a speculative investment. The hedge expired on June 30, 2020.

The Gold ETF and Gold hedge were classified under level 1 of the fair value hierarchy.

14.2	Derivative financial liabilities

Changes in fair value are recorded on a mark to market basis and recorded as financial liabilities. The table below summarizes the fair value movements in derivative liabilities:

	2021	2020	2019

Gold loan – increase in liability	114	–	–
Call option – increase in liability	21	–	–
	135	–	–

The table below summarizes the derivative financial liabilities balances as at December 31:

	2021	2020

Derivative liabilities:
Gold loan	2,866	–
Call option	229	–
	3,095	–

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

14	Derivative financial instruments (continued)

14.2	Derivative financial liabilities (continued)

Gold loan and call option

On December 13, 2021 the Company entered into two separate gold loan and option agreements with Auramet International LLC (“Auramet”).

In terms of the agreements the Group:

●	received $3 million less transaction costs from Auramet at inception of the Gold loan agreement;
●	is required to make two deliveries of 925 ounces each on May 31, 2022 and June 30, 2022 in repayment of the Gold loan or pay the equivalent in cash; and
●	granted call options on 6,000 ounces to Auramet with a strike price of $2,000 per ounce, expiring monthly in equal monthly tranches from June 30, 2022 to November 30,2022.

Accounting for the Gold loan and the Call option transactions:

●	At inception the fair value of the Gold loan was calculated at the amount received less the fair value of the Call option.
●	As at December 31, 2021 the fair value of the gold loan was calculated by discounting the fair value of the gold deliveries at a forward rate of $1,833 due by a market related discount rate.
●	At inception and at December 31, 2021 the Call options were valued at the quoted prices available from the CME Group Inc. at each respective date.
●	Differences in the fair values were accounted for as Fair value losses on derivative financial instruments in the consolidated statement of profit or loss and other comprehensive income.
●	The Call option was classified as level 1 in the fair value hierarchy and the Gold loan as level 2.
●	Derivative liabilities are not designated as hedging instruments.

Proceeds received under the Gold loan and Option agreements were allocated as follows:

December 13, 2021
Gross proceeds	3,000
Transaction cost	(40)
Net proceeds received	2,960
Fair value of Call options	208
Fair value of Gold loan	2,752

December 31, 2021
Fair value of Call options	229
Fair value of Gold loan	2,866

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

15	Leases

Leases as lessee

The Group leases administrative offices. The leases, which the Group normally enters into, typically run for a period of 3 to 6 years, with an option to renew the lease after that date. Two leases for the administrative offices expire in 2024 and one lease in 2025.

Information about leases for which the Group is a lessee is presented below.

i)	Amounts recognised in the statement of financial position

Right of use assets

Right of use assets related to leased properties are presented as part of property, plant and equipment (refer note 18).

	2021	2020

Balance at January 1	229	337
Depreciation	(115)	(99)
Additions to right of use assets	527	-
Derecognition of right of use assets	(172)	-
Foreign currency movement	(22)	(9)
Balance at December 31	447	229

Lease liabilities

	2021	2020

Balance at January 1	239	349
Additions to lease liability	527	-
Finance cost	24	15
Lease payments	(129)	(118)
Foreign currency movement	(23)	(7)
Derecognition of lease liability	(173)	-
Balance at December 31	465	239

ii)	Amounts recognised in profit or loss

	2021	2020	2019

Finance cost on lease liabilities	24	15	17
Unrealised foreign exchange gain	1	(2)	4
Depreciation	115	99	112
	140	112	133

iii)	Amounts recognised in statement of cash flows

	2021	2020	2019

Total cash outflow for leases - principal	129	118	124
Total cash outflow for leases - finance cost	(24)	(15)	(17)

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

15	Leases (continued)

iv)	Lease payments

Lease payments payable on leases of right of use assets are as follows:

	2021	2020

Less than one year	158	61
One to two years	165	46
Two to three years	163	46
Three to four years	46	46
Four to five years	–	40
	532	239

16         Finance income and finance cost

	2021	2020	2019

Finance income received - Bank	14	62	146

Finance cost - Term loan (note 30)	56	386	165
Finance cost - Capitalised to property, plant and equipment (note 18)	(17)	(53)	(165)
Unwinding of rehabilitation provision (note 29)	–	2	20
Finance cost - Leases (note 15)	24	15	17
Finance cost - Overdraft	86	17	307
ZESA interest *	226	–	–
	375	367	344
*

During the period from January 2021 to March 2021 it was unclear in what currency the monthly payments to the Zimbabwe Electricity Supply Authority (“ZESA”) had to be made. In April 2021 Blanket was advised that the payments had to be paid on a 60/40 basis USD/RTGS$. Interest was charged on the outstanding amounts to ZESA during the period January 2021 to March 2021 when payments were withheld.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

17	Tax expense

	2021	2020	2019
Tax recognised in profit or loss

Current tax	9,051	9,492	7,311
Income tax - current year	8,769	8,969	6,802
Income tax - change in tax estimates	(168)	(54)	29
Withholding tax - current year	450	577	480

Deferred tax expense	5,806	5,681	2,979
Origination and reversal of temporary differences	5,806	5,681	2,979

Tax expense – recognised in profit or loss	14,857	15,173	10,290

Tax recognised in other comprehensive income
Income tax - current year	-	-	-

Tax expense	14,857	15,173	10,290

Unrecognised deferred tax assets

	2021	2020	2019

Caledonia Holdings Zimbabwe (Private) Limited	1,800	593	421
Greenstone Management Services Holdings Limited	516	376	276
Tax losses carried forward	2,316	969	697

Taxable losses do not expire for the entities incurring taxable losses within the Group, unless the entities cease trading. Tax losses carried forward relate to Greenstone Management Services Holdings Limited (UK) and Caledonia Holdings Zimbabwe (Private) Limited. Deferred tax assets have not been recognised in these entities as future taxable income is not deemed probable to utilise these losses against.

Tax paid	2021	2020	2019

Net income tax payable at January 1	(419)	(163)	(1,538)
Current tax expense	(9,051)	(9,492)	(7,310)
Foreign currency movement	583	2,580	3,168
Tax paid	7,426	6,656	5,517
Net income tax payable at December 31	(1,461)	(419)	(163)

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

17	Tax expense (continued)

Reconciliation of tax rate	2021	2020	2019

Profit for the year	23,142	25,257	50,401
Total tax expense	14,857	15,173	10,290
Profit before tax	37,999	40,430	60,691

Income tax at Company's domestic tax rate (1)	-	-	-
Tax rate differences in foreign jurisdictions (2)	11,847	12,405	16,232
Effect of income tax calculated in RTGS$ as required by PN26 (3)	590	2,004	(8,526)
Management fee – withholding tax on deemed dividend portion	342	209	224
Management fee – non-deductible deemed dividend	611	570	652
Management fee – withholding tax - current year	148	123	129
Withholding tax on intercompany dividends	-	245	128
Non-deductible expenditure
- Royalty expenses (4)	-	-	933
- Donations	311	107	18
- Other non-deductible expenditure	(170)	177	21
Credit export incentive income exemption	-	(598)	(124)
Change in income tax rate (5)	-	(287)	-
Change in tax estimates
- Zimbabwean income tax	(166)	-	29
- South African income tax	(2)	(54)	63
Change in unrecognised deferred tax losses	1,346	272	511
Tax expense - recognised in profit or loss	14,857	15,173	10,290

(1)	The tax rate in Jersey, Channel Islands is 0% (2020: 0%, 2019: 0%).
(2)

The effective tax rate of 39.10% (2020: 37.52%) exceeds the statutory tax rates of subsidiaries of the Company, as certain expenditures are incurred by the Company that is not tax-deductible against taxable income in Zimbabwe and South Africa, where the enacted tax rates are 24.72% (2020: 25.75%) and 28.00% respectively. Further, Zimbabwean legislation requires the Blanket income taxation calculation to be performed in RTGS$ whereas the functional currency in which the profit before tax is calculated in these consolidated financial statements is in US Dollar; the requirement is further described in point 3 below.

(3)

In 2019 ZIMRA issued PN26 that was affected retrospectively from February 22, 2019. The public notice provided clarity on Section 4 (a) of the Finance Act [Chapter 23.04] of Zimbabwe, which requires a company earning taxable income to pay tax in the same or other specified currency in which taxable income and revenue is earned. PN 26 clarifies that the calculation of taxable income be performed in RTGS$ and that the payment of the tax be in the ratio of the currency that the taxable income and revenue is earned. The reconciling item reconciles the profit before tax calculated using US Dollars as the functional currency of the Zimbabwean entities to taxable income calculated in RTGS$.

(4)	On August 1, 2019 the Zimbabwean Government announced in the mid-term budget speech that mining royalties will be deductible for income tax purposes. The change came into effect on January 1, 2020.
(5)

On November 26, 2020 the Zimbabwean Government announced in the 2021 National Budget Statement that the income tax rate will be reduced from 25.75% to 24.72% and will take effect in the 2021 fiscal tax year. This resulted in a change in the estimated deferred tax liability.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

17	Tax expense (continued)

Recognised deferred tax assets and liabilities

	Assets		Liabilities		Net
	2021	2020	2021	2020	2021	2020
Property, plant and equipment	-	-	(9,328)	(5,380)	(9,328)	(5,380)
Exploration and evaluation assets	-	-	(47)	(29)	(47)	(29)
Allowance for obsolete stock	3	13	-	-	3	13
Prepayments	-	-	(10)	(3)	(10)	(3)
Unrealised foreign exchange	499	530	-	-	499	530
Trade and other payables	989	636	-	-	989	636
Cash-settled share-based payments	-	8	-	-	-	8
Provisions	54	60	-	-	54	60
Other	-	18	-	-	-	18
Tax assets/ (liabilities)	1,545	1,265	(9,385)	(5,412)	*(7,840)	*(4,147)
*

The net deferred tax liability consists of a deferred tax asset of $194 (2020: $87, January 1, 2020: $63) from the South African operation and a net deferred tax liability of $8,034 (2020: $4,234, January 1, 2020: $3,129) due to the Zimbabwean operation. The amounts are in different tax jurisdictions and cannot be offset. The amounts are presented as part of Non-current assets and Non-current liabilities in the Statements of financial position. The deferred tax asset recognised is supported by evidence of probable future taxable income.

Movement in recognised deferred tax assets and liabilities

	Balance January 1, 2021	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2021
Property, plant and equipment	(5,380)	(6,439)	2,491	(9,328)
Exploration and evaluation assets	(29)	(31)	13	(47)
Allowance for obsolete stock	13	3	(13)	3
Prepayments	(3)	(8)	1	(10)
Unrealised foreign exchange	530	344	(375)	499
Trade and other payables	639	235	115	989
Cash-settled share-based payments	8	(8)	-	-
Provisions	60	123	(129)	54
Other	15	(15)	-	-
Tax (liabilities)/ assets	(4,147)	(5,796)	2,103	(7,840)

	Balance January 1, 2020	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2020
Property, plant and equipment	(4,117)	(7,174)	5,911	(5,380)
Exploration and evaluation assets	(78)	(21)	70	(29)
Allowance for obsolete stock	22	14	(23)	13
Prepayments	(4)	-	1	(3)
Unrealised foreign exchange	309	742	(521)	530
Trade and other payables	739	674	(774)	639
Cash-settled share-based payments	5	3	-	8
Provisions	58	76	(74)	60
Other	-	15	-	15
Tax (liabilities)/ assets	(3,066)	(5,671)	4,590	(4,147)

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

18	Property, plant and equipment

Cost	Land and Buildings	Mine development, infrastructure and other	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant ~	Total

Balance at January 1, 2020	10,833	90,542	36,395	1,018	2,538	–	141,326
Additions*	1	19,507	4,221	219	458	372	24,778
Derecognised plant and equipment	–	–	(238)	–	–	–	(238)
Reallocations between asset classes	930	(1,210)	280	–	–	–	–
Foreign exchange movement	(7)	–	(14)	(2)	(1)	20	(4)
Balance at December 31, 2020	11,757	108,839	40,644	1,235	2,995	392	165,862

Balance at January 1, 2021	11,757	108,839	40,644	1,235	2,995	392	165,862
Additions*	318	25,529	3,531	134	176	1,581	31,269
Impairments@	–	(65)	(1,565)	–	–	–	(1,630)
Derecognised plant and equipment	(192)	–	–	–	–	–	(192)
Reallocations between asset classes #	3,120	(24,913)	21,785	8	–	–	–
Foreign exchange movement	(25)	–	(76)	(35)	(2)	(33)	(171)
Balance at December 31, 2021	14,978	109,390	64,319	1,342	3,169	1,940	195,138
*

Included in additions is an amount of $19,413 (2020: $6,476) relating to capital work in progress (“CWIP”) and contains $17 (December 31, 2020: $53) of borrowing costs capitalised from the term loan. As at year end $42,145 of CWIP was included in the cost closing balance (2020: $85,479).

~

On July 6, 2020 the Board appointed Voltalia as the contractor for the engineering, procuring and constructing of a solar plant to be owned by a subsidiary of the Company and supply Blanket Mine with power. All solar costs that were incurred before July 6, 2020 were accounted for as other expenses and accounted through profit or loss. Solar costs incurred after approval by the Board are accounted for as Property, plant and equipment as it became clear and probable that future economic benefits will flow to the project. The 40-hectare site for the project has been cleared and fenced and is ready for civil work to commence.  Construction of the 12MWac solar plant is expected to be completed in the second quarter of 2022.

Included in Prepayments is an advance payment to Voltalia to the amount of $1,821 in terms of the EPC agreement and $704 for equipment. These items were delivered at the date of approval of these consolidated financial statements. Also included in Prepayments is an amount of $426 to entities in Zimbabwe for civil and construction work related to the solar plant. Refer to note 21.

@

Included in impairments are Gensets at a cost of $1,001 and Guide ropes at a total cost of $310. These assets were impaired as they are no longer in a working conditions as intended for the use in production or day to day operations.

#	Included in the reallocation between asset classes is an amount of $18,509 for the Central Shaft.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

18	Property, plant and equipment (continued)

Accumulated depreciation and Impairment losses	Land and Buildings	Mine development, infrastructure and other	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant	Total

Balance at January 1, 2020	5,413	6,325	20,050	753	2,273	–	34,814
Depreciation for the year	1,030	648	2,691	102	157	–	4,628
Accumulated depreciation for derecognised plant and equipment	–	–	(56)	–	–	–	(56)
Foreign exchange movement	3	–	–	(6)	–	–	(3)
Balance at December 31, 2020	6,446	6,973	22,685	849	2,430	–	39,383

Balance at January 1, 2021	6,446	6,973	22,685	849	2,430	–	39,383
Depreciation for the year	1,217	2,537	3,953	136	203	–	8,046
Accumulated depreciation for derecognised plant and equipment	(230)	–	–	–	–	–	(230)
Accumulated depreciation for impairments	–	–	(1,133)	–	–	–	(1,133)
Foreign exchange movement	(1)	–	–	(27)	(2)	–	(30)
Balance at December 31, 2021	7,432	9,510	25,505	958	2,631	–	46,036

Carrying amounts
At December 31, 2020	5,311	101,866	17,959	386	565	392	126,479
At December 31, 2021	7,546	99,880	38,814	384	538	1,940	149,102

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

18	Property, plant and equipment (continued)

Economic recovery

Items of property, plant and equipment are depreciated over the LoMP, which includes planned production from inferred resources. These inferred resources are included in the calculation when the economic recovery thereof is demonstrated by the achieved recovered grade relative to the mine’s pay limit for the period 2006 to 2018. The pay limit is 2.10 g/t (2020: 2.10 g/t) while the recovered grade has ranged from 3.38 g/t to 3.36 g/t over the period. All-in-sustaining-cost# has remained consistently below the gold price received over this period resulting in economic recovery of the inferred resources.

# All-in sustaining cost (“AISC”) per ounce is calculated as the on-mine cost per ounce to produce gold (which includes production costs before intercompany eliminations and exploration costs) plus royalty paid, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg, London and Jersey), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense arising from the LTIP less silver by-product revenue and the export credit incentive.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

19	Exploration and evaluation assets

	Glen Hume	Connemara North	Maligreen	GG	Eagle Vulture, Mascot & Penzance	Sabiwa	Abercorn	Valentine	Total

Balance at January 1, 2020	–	–	–	3,441	3,416	282	–	–	7,139
Acquisition costs:
- Option payments	2,500	300	–	–	–	–	–	–	2,800
Exploration costs:
- Consumables and drilling	161	–	–	28	–	–	–	–	189
- Labour	–	–	–	35	11	–	–	–	46
- Power	–	–	–	19	3	2	–	–	24
Reallocate to assets held for sale *	–	–	–	–	(500)	–	–	–	(500)
Impairment *	–	–	–	–	(2,930)	–	–	–	(2,930)
Balance at December 31, 2020	2,661	300	–	3,523	–	284	–	–	6,768

Balance at January 1, 2021	2,661	300	–	3,523	–	284	–	–	6,768
- Mining claims acquired	–	–	4,000	–	–	–	–	–	4,000
Decommissioning asset acquired	–	–	135	–	–	–	–	–	135
Exploration costs:
- Consumables and drilling	1,074	71	14	16	–	–	12	31	1,218
- Contractor	42	51	–	–	–	–	–	24	117
- Labour	60	41	47	46	–	–	4	10	208
- Power	–	–	–	33	–	6	–	–	39
Impairment ~	(3,837)	–	–	–	–	–	–	–	(3,837)
Balance at December 31, 2021	–	463	4,196	3,618	–	290	16	65	8,648
*

Management determined the fair value of Eagle Vulture, Mascot and Penzance as the future sale price as agreed by independent parties in the sale contract that amounted to $500. The carrying amount of Eagle Vulture, Mascot and Penzance before the impairment was $3,430 and the write down resulted in an impairment expense of $2,930. The $500 carrying value was reallocated to Assets held for sale in December, 2020. The sale was completed on July 27, 2021.

~

Caledonia has completed sufficient work to establish that the potential orebody at the Glen Hume property will not meet Caledonia’s requirements in terms of size, grade and width.  Accordingly, Caledonia will not exercise the option to acquire this property.

The Group voluntarily changed its disclosure policy for exploration and evaluation assets to be disclosed separately as Exploration and evaluation assets rather than as part of Property, plant and equipment (refer to note 4(h)).

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

19	Exploration and evaluation assets (continued)

(a)	Maligreen

On November 3, 2021 the mining claims had been transferred to Caledonia over the Maligreen project ("Maligreen"), a property situated in the Gweru mining district in the Zimbabwe Midlands, for a total cash consideration of US$4 million. The property is estimated to contain a NI 43-101 compliant inferred mineral resource of approximately 940,000 ounces of gold.

Maligreen is a substantial brownfield exploration opportunity with significant historical exploration and evaluation work having been conducted on the property over the last 30 years including:

●	An estimated 60,000 meters of diamond core and percussion drilling
●	3.5 tonnes of bulk metallurgical test work
●	Aeromagnetic and ground geophysical surveys

As at August 31, 2021, Maligreen is estimated to host a NI 43-101 compliant inferred mineral resource of approximately 940,000 ounces of gold in 15.6 million tonnes at a grade of 1.88g/t. Of the inferred mineral resource 76% (approximately 712,000 ounces) is shallower than 220m indicating the potential for an open pit mining operation. The inferred mineral resource has been estimated using a cut-off grade of 0.4g/t for a potential open pit and 1.5g/t for a potential underground mine (further information on the assumptions used is set out in the news release dated September 23, 2021 and in the technical report dated November 5, 2021 filed on SEDAR (www.sedar.com)). Initial assessments of the inferred mineral resource indicate a favourable grade tonnage curve; by applying a higher cut-off grade of 1.0g/t, the total estimated inferred mineral resource reduces by 12% to approximately 827,000 ounces at a grade of 2.79g/t, a 48% higher grade. These favourable grade tonnage dynamics offer a high level of flexibility in the evaluation of a future mining operation.

The total land area of Maligreen is approximately 550 hectares comprising two historic open pit mining operations which produced approximately 20,000 oz of gold mined from oxides between 2000 and 2002 after which the operation was closed. Caledonia expects to drill an initial 4,800 meters at an estimated cost of US$1.6 million over a period of 18 to 24 months to improve its understanding of the existing resource assess the potential for a mining operation. Further exploration opportunities exist within the claims area and a subsequent exploration programme is under consideration to explore for continuations of the existing inferred mineral resource at depth to the north-west and the strike extension in the northern part of the property.

(b)	Connemara North

On December 16, 2020 the Company concluded an option agreement (“Connemara North option”) with the representatives of Connemara North to purchase the claims over the Connemara North mining properties situated in Gweru, Zimbabwe. The exercise of the option will be exercisable at the discretion of the Company until May 16, 2022.

An amount of $300 is payable for the Connemara North option and remained outstanding at the date of approval of the consolidated financial statements. The outstanding amount was accounted for as Trade and other payables (Refer note 31).

The Connemara North option gives the Company the right to carry out legal due diligence and conduct drilling and/or other exploratory work over a period of 18 months from the conclusion date to understand the resource body.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

19	Exploration and evaluation assets (continued)

(c)	Connemara North (continued)

If the Company elects to exercise the option, $600 becomes payable to the Connemara representatives within 7 days of the submission of the transfer documents to the Ministry of Mines and a further $4.4 million within 7 days from confirmation of transfer of ownership by the Ministry of Mines. The first payment of $600 will remain refundable subject to the Ministry of Mines approval. After the purchase, the Connemara representatives will retain a 1% NSR payable quarterly in arrears on the net sale proceeds from the Connemara gold deposits.

(d)	Glen Hume

On November 19, 2020 the Company concluded an option agreement (“Glen Hume option”) with the representatives of Glen Hume, whereby they granted the Company an option for the right to carry out legal due diligence and conduct drilling and/or other exploratory work over a period of 15 months from the conclusion date to understand the resource body of the Glen Hume property, situated in Gweru, Zimbabwe.

After concluding drilling and exploration to the value of $3.8 million the Company decided not to exercise the option over the Glen Hume property as the results of the exploration work indicated that the property does not meet Caledonia’s strategic objectives. This gave rise to an impairment of $3.8 million. No further costs or impairments in respect of Glen Hume are anticipated.

20	Inventories

	2021	2020

Consumable stores	21,516	16,543
Gold in progress	243	1,166
Provision for obsolete stock	(947)	(911)
	20,812	16,798

Consumable stores at December 31, 2021 from December 31, 2020 increased due to increases to safety stock accumulated during 2021. Additional safety stock were purchased due to potential supply line disruptions in South Africa as a result of the riots and looting that occurred in 2021.

21	Prepayments

	2021	2020

Suppliers - South Africa	1,552	846
- Zimbabwe	1,766	1,073
Solar (note 18)	2,951	–
Other prepayments	661	55
	6,930	1,974

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

22	Cash and cash equivalents

	2021	2020

Bank balances	17,152	19,092
Cash and cash equivalents	17,152	19,092
Bank overdrafts used for cash management purposes	(887)	–
Net cash and cash equivalents at year end	16,265	19,092

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 33.

		Interest rate
Overdraft facilities
Stanbic Bank - RTGS$ denomination	112,000,000	32%
Stanbic Bank - USD denomination	1,000,000	10%

23	Assets held for sale

	Note	2021	2020
Non-current assets held for sale
Eagle Vulture, Mascot & Penzance	23.1	–	500
Sale of subsidiary	23.2	–	–

23.1	Eagle Vulture, Mascot and Penzance

Farvic Consolidated Mines (Pvt) Ltd (“Farvic”) requested permission from the Company to perform drilling on the Eagle Vulture, Mascot and Penzance orebodies to obtain an understanding of the technical feasibility and commercial viability of Eagle Vulture, Mascot and Penzance in 2019. Farvic later expressed their interest in buying Eagle Vulture, Mascot and Penzance in late 2020. Management evaluated the proposition and a price was determined in November of 2020. During February 2021 Farvic and the Group concluded the sale contract at $500 and Blanket relinquished all rights to the properties.

The assets were available for sale as at December 31, 2020 and therefore met the criteria to be classified as held for sale.

Management determined the fair value of these assets at $500 on December 31, 2020, as this was the lower of the fair value less cost to sell and the carrying amount. The carrying amount of Eagle Vulture, Mascot and Penzance, before impairment, at December 31, 2020 was $3,430 and it was classified as an Exploration and evaluation asset. The write down resulted in an impairment expense $2,930 during 2020. The sale was completed on July 27, 2021.

23.2	Sale of subsidiary

On May 31, 2018 the Group entered into an amended share sale agreement with SH Mineral Investments Proprietary Limited (“SH Minerals”) to sell the shares and claims of Eersteling Gold Mining Company Limited (“Eersteling”), a South African subsidiary previously consolidated as part of the Group, that has been on care and maintenance since 1997. The amended share sale agreement allowed for a purchase price of $3,000 which would be settled by three payments of $1,000 payable on the completion date, 12 and 18 months after the completion date. On January 31, 2019 all suspensive conditions for the sale were met and the Group transferred the registered and beneficial ownership of Eersteling to SH Minerals. During 2021 $340 (2020: $900) was received as payment towards the purchase price. SH minerals was unable to make the final payment outstanding due to the closure of the operation during the South African lock-down period and the death of two of the purchaser’s principals. Operations at Eersteling appear to have been suspended again in late 2021. As it was no longer clear that the receivable of $761 can be recovered, it was impaired.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

23	Assets held for Sale (continued)

23.2	Sale of subsidiary (continued)

Details of the disposal are as follows:

2019

Carrying amounts of net assets over which control was lost:
Non-current assets
Property, plant and equipment	227

Current assets
Trade and other receivables	84
Total assets	311

Non-current liabilities
Rehabilitation provision	650

Current liabilities
Trade and other payables	8
Total liabilities	658

Consideration receivable:
Cash received	1,000
Deferred consideration (at January 31, 2019)	1,953
Total consideration	2,953

Profit on sale of subsidiary:
Net liabilities derecognised	347
Cumulative exchange differences in respect of the net liabilities of the subsidiary reclassified from equity on loss of control of subsidiary	2,109
Fair value consideration receivable (at January 31, 2019)	2,953
Profit on sale of subsidiary	5,409

24	Trade and other receivables

	2021	2020

Bullion sales receivable	4,528	1,311
VAT receivables	3,162	2,278
Deferred consideration on the disposal of subsidiary (Note 23.2)	–	1,100
Deposits for stores, equipment and other receivables	248	273
	7,938	4,962

The Group's exposure to credit and currency risks, and impairment losses related to trade and other receivables are disclosed in note 33. The net carrying value of trade receivables was considered a reasonable approximation of fair value and are short-term in nature. No provision for expected credit losses were recognised as all scheduled payments were received as expected up to the date of approval of these financial statements, except for the deferred consideration on the disposal of subsidiary. The deferred consideration on the disposal of subsidiary was impaired (refer to note 23.2). The Bullion sales receivable and part of the VAT receivable were received after year-end

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

25	Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

Issued ordinary shares

	Number of fully paid shares	Amount

January 1, 2020	10,763,041	56,065
Shares issued:
- share-based payment - employees (note 1(a))	25,553	216
- options exercised	5,000	30
- equity raise*	597,963	12,538
- Blanket shares purchased from Fremiro (note 5)	727,266	5,847
December 31, 2020	12,118,823	74,696
Shares issued:
- options exercised	18,000	165
- equity raise#	619,783	7,806
December 31, 2021	12,756,606	82,667

*

The Company raised equity for the construction of the solar plant by way of an At The Market (“ATM”) equity offer on the NYSE American. Gross proceeds of $13,000 were raised pursuant to the ATM sales agreement with Cantor Fitzgerald & Co. at a transaction cost of $462.

#	Gross proceeds of $7,834 with a transaction cost of $28 were raised by issuing depository receipts on the VFEX in December 2021.

26	Reserves

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations with functional currencies that differ from the presentation currency.

Share-based payment reserve

The share-based payment reserve comprises the fair value of equity instruments granted to employees, directors and service providers under share option plans (refer to note 12) and equity instruments issued to Blanket’s indigenous shareholders under Blanket Mine’s Indigenisation Transaction (refer note 5).

Contributed surplus

The contributed surplus reserve comprises the reduction in stated capital as approved by shareholders at the special general meeting on January 24, 2013 to be able to commence dividend payments.

Reserves

	2021	2020

Foreign currency translation reserve	(9,325)	(8,794)
Equity-settled share-based payment reserve	14,513	14,513
Contributed surplus	132,591	132,591
Total	137,779	138,310

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

27	Earnings per share

Weighted average number of shares – Basic earnings per share

(in number of shares)	2021	2020	2019

Issued shares at the beginning of year (note 25)	12,118,823	10,763,041	10,603,153
Weighted average shares issued	51,462	940,489	138,736
Weighted average number of shares at December 31	12,170,285	11,703,530	10,741,889

Weighted average number of shares - Diluted earnings per share
(in number of shares)	2021	2020	2019

Weighted average at December 31	12,170,285	11,703,530	10,741,889
Effect of dilutive options	6,933	13,173	5,229
Weighted average number of shares (diluted) at December 31	12,177,218	11,716,703	10,747,118

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding. Options of 18,842 (2020: 14,827, 2019: 32,771) were excluded from the dilutive earnings per share calculation as these options were anti-dilutive.

The quantity of options outstanding as at year end that were out of the money amounted to Nil (2020: Nil, 2019: 18,000) options.

The calculation of total basic and diluted earnings per share for the year ended December 31, 2021 was based on the adjusted profit attributable to shareholders as follows:

	2021	2020	2019

Profit for the year attributable to owners of the Company (basic and diluted)	18,405	20,780	42,018
Blanket Mine Employee Trust Adjustment	(326)	(485)	(986)
Profit attributable to ordinary shareholders (basic and diluted)	18,079	20,295	41,032
Basic earnings per share - $	1.49	1.73	3.82
Diluted earnings per share - $	1.48	1.73	3.81

Basic earnings are adjusted for the amounts that accrue to other equity holders of subsidiaries upon the full distribution of post-acquisition earnings to shareholders.

Diluted earnings are calculated on the basis that the unpaid ownership interests of Blanket Mine’s indigenous shareholders are effectively treated as options whereby the weighted average fair value for the period of the Blanket Mine shares issued to the indigenous shareholders and which are subject to settlement of the loan accounts is compared to the balance of the loan accounts and any excess portion is regarded as dilutive. The difference between the number of Blanket Mine shares subject to the settlement of the loan accounts and the number of Blanket Mine shares that would have been issued at the average fair value, is treated as the issue of shares for no consideration and regarded as dilutive shares. The calculated dilution is taken into account with additional earnings attributable to the dilutive shares in Blanket Mine, if any. The interest of the NIEEF shareholding was anti-dilutive (i.e., the value of the options was less than the outstanding loan balance). Accordingly, there was no adjustment to fully diluted earnings attributable to shareholders.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

28	Non-controlling interests

Blanket Mine’s NCI share recognised at an effective share of 13.2% (2020: 13.2%, 2019: 16.2%)

	2021	2020	2019

Current assets	33,634	24,864	21,386
Non-current assets	154,003	133,908	115,610
Current liabilities	(17,261)	(7,339)	(8,630)
Non-current liabilities	(11,535)	(8,065)	(9,085)
Net assets of Blanket Mine (100%)	158,841	143,368	119,281

Carrying amount of NCI of 13.2% (2020: 13.2%, 2019: 16.2%)	19,260	16,524	16,302

Revenue	121,329	100,002	75,826
Profit after tax	35,911	33,361	51,746
Total comprehensive income of Blanket Mine (100%)	35,911	33,361	51,746

Profit allocated to NCI of 13.2% (2020: 13.2%, 2019: 16.2%)	4,737	4,477	8,383
Dividend allocated to NCI of 13.2% (2020: 13.2%, 2019: 16.2%)	(2,001)	(655)	(426)

29	Provisions

Site restoration

Site restoration relates to the estimated cost of closing down the mines and represents the site and environmental restoration costs, estimated to be paid throughout the period up until closure due to areas of environmental disturbance present at the reporting date as a result of mining activities. Regarding Blanket Mine the costs of site restoration are discounted based on the estimated life of mine. Site restoration costs at Blanket Mine are capitalised to mineral properties on initial recognition and depreciated systematically over the estimated life of the mine.

Reconciliation of site restoration provision	2021	2020

Balance January 1	3,567	3,346
Unwinding of discount	–	2
Change in estimate - adjustment capitalised in Property, plant and equipment	(408)	219
Acquisition - Maligreen	135	–
Balance December 31	3,294	3,567

The discount rates currently applied in calculating the present value of the Blanket Mine provision is 1.94% (2020: 1.45%), based on a risk-free rate and cash flows estimated at an average 2.26% inflation (2020: 2.05%). The gross rehabilitation costs, before discounting, amounted to $3,087 (2020: $3,389) for Blanket Mine as at December 31, 2021.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

30	Loans and borrowings

	2021	2020

Balance at January 1	408	2,471
Cash flows
Repayment
- Capital	(361)	(574)
- Finance cost	(69)	(388)
Unrealised foreign exchange	(34)	(1,487)

Non-cash flow
Finance cost	56	386
Balance at December 31	-	408

Short-term portion of loan facility	-	408

Finance cost are accounted for in note 16 on the effective interest rate method.

Terms and repayment schedule

The terms and conditions of outstanding loans are as follows on December 31:

				2021		2020
	Currency	Nominal interest rate	Year of maturity	Face value	Carrying value	Face value	Carrying value

Unsecured bank loan - Stanbic	RTGS$	50%	2021	-	-	87	87
Unsecured bank loan - First Capital	RTGS$	55%	2021	-	-	321	321
Total				-	-	408	408

The Stanbic loan was repaid as a single bullet payment in December 2021 and the First Capital loan in September 2021.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

31	Trade and other payables

	2021	2020

Trade payables and accruals	2,503	1,897
Electricity accrual	888	735
Audit fee	260	273
Shareholders for dividend (Non-controlling interest)	–	208
Other payables	749	1,209
Connemara North - exploration option	–	300
Financial liabilities	4,400	4,622

Production and management bonus accrual - Blanket Mine	899	467
Other employee benefits	657	794
Leave pay	2,410	2,098
Bonus provision	645	–
Accruals	946	683
Non-financial liabilities	5,557	4,042
Total	9,957	8,664

The Group's exposure to credit and currency risks and impairment losses related to trade and other receivables are disclosed in note 33.

The Group voluntarily changed the disclosure policy for lease liabilities to be disclosed separately rather than under Trade and other payables. The new disclosure policy was adopted from December, 2020 and has been applied retrospectively. Refer to note 15.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

32	Cash flow information

Non-cash items and information presented separately on the cash flow statement:

	2021	2020	2019

Operating profit	38,360	40,735	60,889
Adjustments for:
Impairment of property, plant and equipment	497	–	144
Impairment of exploration and evaluation assets - Glen Hume (note 19)	3,837	2,930	–
Expected credit losses on deferred consideration on the disposal of subsidiary (notes 23.2 and 24)	761	–	–
Profit on sale of subsidiary	–	–	(5,409)
Unrealised foreign exchange gains (note 13)	(2,754)	(8,367)	(31,307)
Cash-settled share-based expense (note 12.1)	477	1,413	689
Cash-settled share-based expense included in production costs (note 8)	692	634	107
Non-cash portion of cash-settled share-based expense	(420)	(1)	(1,384)
Depreciation	8,046	4,628	4,434
Fair value loss on derivative assets (note 14.1)	105	266	(102)
Fair value loss on derivative liabilities (note 14.1)	135	–	–
Disposal of property, plant and equipment	–	–	63
Derecognition of property, plant and equipment	(38)	182	–
Cash generated from operations before working capital changes	49,698	42,420	28,124
Inventories	(4,016)	(5,707)	(1,655)
Prepayments	(4,272)	816	(2,099)
Trade and other receivables	(4,746)	539	393
Trade and other payables	2,039	(101)	(878)
Cash generated from operations	38,703	37,967	23,885

33	Financial Instruments and risk management

The Group has exposure to the following risks from its use of financial instruments:

●	Credit risk;
●	Liquidity risk;
●	Currency risk;
●	Interest rate risk; and
●	Market risk

This note present information about the Group’s exposure to each of the above risks and the Group’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements. The Group is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on the preservation of capital and protecting current and future Group assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

33	Financial Instruments and risk management (continued)

The Board of Directors has the responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Group’s Audit Committee oversees management’s compliance with the Group’s financial risk management policy.

Gold price hedges were entered into to manage the possible effect of gold price fluctuations. The derivative financial instrument was entered into by the Company for economic hedging purposes and not as a speculative investment. The fair value of the Group’s financial instruments approximates their carrying value due to the short period to maturity.

The types of risk exposure and the way in which such exposures are managed are described below:

(a)	Credit risk

Exposure to credit risk

Credit risk includes the risk of a financial loss to the Group if a gold sales customer fails to meet its contractual obligation. Gold sales were made to Fidelity in Zimbabwe during the year.

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Carrying amount	2021	2020

Zimbabwe	4,753	1,581
Jersey, Channel Islands	–	1,100
Other regions	23	3
	4,776	2,684

The maximum exposure to credit risk for cash and cash equivalents at the reporting date by geographic region was:

	2021	2020

Zimbabwe	3,470	5,116
Jersey, Channel Islands	13,045	11,244
Other regions	637	2,732
	17,152	19,092

(b)	Liquidity risk

Liquidity risk is the risk that will not enable the Group to meet its financial obligations as they fall due. The Group manages its liquidity risk by ensuring sufficient cash availability to meet its likely cash requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the reviewing and approving of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

The following are the contractual maturities of financial liabilities, including contractual interest payments and excluding the impact of netting agreements.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

33	Financial Instruments and risk management (continued)

(b)	Liquidity risk (continued)

Non-derivative financial liabilities

December 31, 2021	Carrying amount	12 months or less

Trade and other payables	4,400	4,400
Term loan facility	-	-
	4,400	4,400

December 31, 2020	Carrying amount	12 months or less

Trade and other payables	4,622	4,622
Term loan facility	408	408
	5,030	5,030

(c)	Currency risk

The Group is exposed to currency risk on inter-company sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. The Group does not use financial instruments to hedge its exposure to currency risk. To reduce exposure to currency transaction risk, the Group regularly reviews the currency (i.e. RTGS$ or Foreign currency) in which it spends its cash to identify and avoid specific expenditures in currencies that experience inflationary pressures. The Group aims to maintain cash and cash equivalents in US Dollars to manage foreign exchange exposure. In 2020 the Group invested in a Gold ETF to avoid fluctuations in South African Rand (refer to note 14.1) where cash spend is held in anticipation of South African Rand based expenses. Management consider the need for any financial instrument on a forward going basis to hedge risk.

The fluctuation of the US Dollar in relation to other currencies that entities within the Group may transact in will consequently have an effect upon the profitability of the Group and may also effect the value of the Group’s assets and liabilities. As noted below, the Group has certain financial assets and liabilities denominated in currencies other than the functional currency of the Company. To reduce exposure to currency transaction risk, the Group regularly reviews the currency in which it spends its cash to identify and avoid specific expenditures in currencies that experience inflationary pressures. The Group invested in a Gold ETF to avoid fluctuations in South African Rands. Further, the Group aims to maintain cash and cash equivalents in US Dollar to avoid foreign exchange exposure and to meet short‐term liquidity requirements.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

33	Financial Instruments and risk management (continued)

(c)	Currency risk (continued)

Sensitivity analysis

As a result of the Group’s monetary assets and liabilities denominated in foreign currencies which is different to the functional currency of the underlying entities, the profit or loss and equity in the underlying entities could be affected by movements between the functional currency and the foreign currency. The table below indicates consolidated monetary assets/(liabilities) in the Group that have a different functional currency and foreign currency.

	2021		2020
	$'000		$'000
	Functional currency		Functional currency
	ZAR		ZAR

Cash and cash equivalents	59	259	59	1,959
Trade and other receivables	-	2,293	-	249
Trade and other payables	-	(166)	-	(174)
Term loan	-	-	-	408
Overdraft	-	(887)	-	-
	59	1,499	59	2,442

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies would have the following equal or opposite effect on profit or loss and equity for the Group:

	2021		2020
	$'000		$'000
	Functional currency		Functional currency
	ZAR		ZAR

Cash and cash equivalents	3	40	3	103
Trade and other receivables	-	109	-	12
Trade and other payables	-	(8)	-	(8)
Term loan	-	-	-	19
Overdraft	-	(42)	-	-
	3	99	3	126

(d)	Interest rate risk

The Group's interest rate risk arises from Loans and borrowings, overdraft facility and cash held. The Loans and borrowings, overdraft facility and cash held have variable interest rates. Variable rates expose the Group to cash flow interest rate risk. The Group has not entered into interest rate swap agreements and mitigates the interest rate risk by remaining in a positive consolidated net cash position.

The Group’s assets and liabilities exposed to interest rate fluctuations as at year end is summarised as follows:

	2021	2020

Cash and cash equivalents	17,152	19,092
Term loan	–	(408)
Overdraft	887	–

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

33	Financial Instruments and risk management (continued)

(d)	Interest rate risk (continued)

Interest rate risk arising from borrowings is offset by interest from available cash and cash equivalents. The table below summarises the effect of a change in finance cost on the Group’s profit or loss and equity, had the rates charged differed.

Sensitivity analysis - Cash and cash equivalents	2021	2020

Increase by 100 basis points	172	191
Decrease by 100 basis points	(172)	(191)

Sensitivity analysis - Term loan

Increase by 100 basis points	-	4
Decrease by 100 basis points	-	(4)

Sensitivity analysis - Overdraft

Increase by 100 basis points	9	-
Decrease by 100 basis points	(9)	-

(e)	Market risk

Market risk is the risk that changes in the gold price will affect the Group’s consolidated statements of financial position and statements of profit or loss and other comprehensive income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

The Group regularly monitors its market risk and evaluates the options available. Post year end management entered into a cap and collar hedge to hedge its exposure to the gold price, refer to note 41.1 and on December 13, 2021 into a call option (refer to note 14.2).

Sensitivity analysis

A reasonably possible strengthening (weakening) of the gold price will have an impact on the revenue of the Group and the fair value of the gold loan and call option at December 31, 2021. This would have affected the measurement of financial instruments by the amounts as indicated below. This analysis assumes that all other variables remain constant.

As at December 31, 2021 an increase or decrease of 5% of the gold price would have the following equal or opposite effect on the:

Consolidated statement of financial position:

	Increase	Decrease
Derivative financial liabilities - Gold loan	143	(143)
Derivative financial liabilities - Call option	11	(11)
	154	(154)

Consolidated statement of profit or loss and other comprehensive income:

	Increase	Decrease
Fair value loss on derivative financial instruments - Gold loan	143	(143)
Fair value loss on derivative financial instruments - Call option	11	(11)
	154	(154)

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

33	Financial Instruments and risk management (continued)

(f)	Market risk (continued)

The Group’s revenues had full exposure to the gold price up to December 13, 2021 when the Gold call option agreement was concluded (refer note 14.2).

34	Dividends

	2021	2020	2019

Dividends paid to owners of the Company (excluding NCI)	6,068	3,887	2,969

Quarterly dividend per share history:

Declaration date	cents per share
January 10, 2019	6.875
April 11, 2019	6.875
July 11, 2019	6.875
October 10, 2019	6.875
January 16, 2020	7.5
May 14, 2020	7.5
July 16, 2020	8.5
October 15, 2020	10.0
January 14, 2021	11.00
April 15, 2021	12.00
July 15, 2021	13.00
October 14, 2021	14.00

35	Contingencies

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities to report.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

36	Related parties

Directors of the company, as well as certain executives, are considered key management. For entities within the Group refer to note 37.

Employee contracts between Caledonia Mining South Africa Proprietary Limited, the Company and key management, include an option for respective key management to terminate such employee contract in the event of a change in control of the Company and to receive a severance payment equal to two years’ compensation. If this was triggered as at December 31, 2021 the severance payment would have amounted to $8,214 (2020: $8,338, 2019: $6,259). A change in control would constitute:

●	the acquisition of more than 50% of the shares; or

●	the acquisition of right to exercise the majority of the voting rights of shares; or

●	the acquisition of the right to appoint the majority of the board of directors; or

●	the acquisition of more than 50% of the assets of the Group.

Key management personnel and director transactions:

A number of related parties transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

	2021	2020	2019

Key management salaries and bonuses	3,245	2,915	2,362
Cash-settled share-based expense*	540	1,280	723
	3,785	4,195	3,085

Employees, officers, directors, consultants and other service providers also participate in the OEICP (see note 12.1(a)). Group entities are set out in note 37.

Refer to note 5 and note 28 for transactions with non-controlling interests. Refer to note 38 for management fees between Caledonia Mining South Africa Proprietary Limited and Blanket Mine (1983) (Private) Limited.

* Amount inclusive of $123 (2020: $295, 2019: $107) classified as production costs.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

37	Group entities

	Functional currency	Country of incorporation	Legal shareholding		Intercompany balances with holding company
			2021	2020	2021	2020

Caledonia Holdings Zimbabwe (Private) Limited	$	Zimbabwe	100	100	-	-
Caledonia Mining Services (Private) Limited	$	Zimbabwe	100	100	-	-
Fintona Investments Proprietary Limited	ZAR	South Africa	100	100	(14,859)	(14,859)
Caledonia Mining South Africa Proprietary Limited	ZAR	South Africa	100	100	1,406	612
Greenstone Management Services Holdings Limited	$	United Kingdom	100	100	22,916	20,818
Blanket Mine (1983) (Private) Limited (2)	$	Zimbabwe	64	64	5,765	3,980
Blanket Employee Trust Services (Private) Limited (BETS) (1)	$	Zimbabwe	-	-	-	-

(1) BETS and the Community Trust are consolidated as structured entities.

(2) Refer to note 5 for the effective shareholding. NCI has a 13.2% (2020: 13.2%, 2019: 16.2%) interest in cash flows of Blanket only.

38	Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Zimbabwe and South Africa describe the operations of the Group's reportable segments. The Zimbabwe operating segment comprises Caledonia Holdings Zimbabwe (Private) Limited and subsidiaries Blanket Mine (1983) (Private) Limited and Caledonia Mining Services (Private) Limited. The South African geographical segment comprises a gold mine that is on care and maintenance (and now sold), as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company (Caledonia Mining Corporation Plc) and Greenstone Management Services Holdings Limited (a UK company) responsible for administrative functions within the Group are taken into consideration in the strategic decision-making process of the CEO and are therefore included in the disclosure below. Reconciling amounts do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

38	Operating Segments (continued)

Information about reportable segments

For the twelve months ended December 31, 2021	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	121,329	–	–	–	121,329
Inter-segmental revenue	–	21,662	(21,662)	–	–
Royalty	(6,083)	–	–	–	(6,083)
Production costs	(53,117)	(19,902)	19,893	–	(53,126)
Depreciation	(8,348)	(120)	466	(44)	(8,046)
Other income	47	(1)	–	–	46
Other expenses	(3,241)	–	–	(3,895)	(7,136)
Administrative expenses	(128)	(2,867)	(2)	(6,094)	(9,091)
Management fee	(2,908)	2,908	–	–	–
Cash-settled share-based expense	–	29	691	(1,197)	(477)
Net foreign exchange gain (loss)	1,182	(295)	(92)	389	1,184
Fair value loss on derivative assets and liabilities	–	(105)	–	(135)	(240)
Net finance cost	(1,614)	(2)	–	1,255	(361)
Profit before tax	47,119	1,307	(706)	(9,721)	37,999
Tax expense	(14,356)	(652)	151	–	(14,857)
Profit after tax	32,763	655	(555)	(9,721)	23,142

As at December 31, 2021	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	34,440	2,457	(162)	16,198	52,933
Non-Current (excluding intercompany)	159,612	2,315	(4,880)	897	157,944
Expenditure on property, plant and equipment (note 18)	30,575	1,713	(1,019)	–	31,269
Expenditure on evaluation and exploration assets (note 19)	5,554	–	–	163	5,717
Intercompany balances	34,512	9,131	(91,697)	48,054	–

Geographic segment liabilities:
Current (excluding intercompany)	(10,042)	(1,606)	–	(6,040)	(17,688)
Non-current (excluding intercompany)	(11,535)	(313)	322	(1,107)	(12,633)
Intercompany balances	(12,414)	(35,467)	91,697	(43,816)	–

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

38	Operating Segments (continued)

For the twelve months ended December 31, 2020	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	100,002	–	–	–	100,002
Inter-segmental revenue	–	23,214	(23,214)	–	–
Royalty	(5,007)	–	–	–	(5,007)
Production costs	(44,032)	(20,318)	20,639	–	(43,711)
Depreciation	(4,920)	(91)	424	(41)	(4,628)
Other income	4,751	14	–	–	4,765
Other expenses	(5,180)	(114)	–	(21)	(5,315)
Administrative expenses	(156)	(2,237)	10	(5,614)	(7,997)
Management fee	(2,492)	2,492	–	–	–
Cash-settled share-based expense	–	(114)	634	(1,933)	(1,413)
Net foreign exchange gain (loss)	4,618	132	(272)	(173)	4,305
Fair value loss on derivative assets and liabilities	–	(164)	–	(102)	(266)
Net finance cost	(352)	47	–	–	(305)
Dividends (paid) received	(2,198)	(1,355)	–	3,553	–
Profit before tax	45,034	1,506	(1,779)	(4,331)	40,430
Tax expense	(14,446)	(854)	380	(253)	(15,173)
Profit after tax	30,588	652	(1,399)	(4,584)	25,257

As at December 31, 2020	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	27,070	5,320	(194)	12,390	44,586
Non-Current (excluding intercompany)	133,568	716	(4,237)	3,287	133,334
Expenditure on property, plant and equipment (note 18)	26,391	151	(1,887)	123	24,778
Expenditure on evaluation and exploration assets (note 19)	98	–	–	2,961	3,059
Intercompany balances	17,482	6,752	(69,144)	44,910	–

Geographic segment liabilities:
Current (excluding intercompany)	(6,831)	(1,797)	–	(1,336)	(9,964)
Non-current (excluding intercompany)	(8,065)	–	264	(2,112)	(9,913)
Intercompany balances	–	(34,020)	69,144	(35,124)	–

Major customer

Revenues from Fidelity amounted to $121,329 (2020: $100,002) for the twelve months ended December 31, 2021. Refer to note 7.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

39	Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket Mine makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket Mine for the year ended December 31, 2021 was $898 (2020: $796, 2019: $506).

40	COVID-19

Due to the worldwide COVID-19 outbreak, material uncertainties may come into existence that could influence management’s going concern assumption. This may affect Management’s accuracy of predicting the impact that COVID-19 may have on:

●	global gold prices;
●	demand for gold and the ability to refine and sell gold produced;
●	the severity and the length of potential measures taken by governments to manage the spread of the disease, and their effect on labour availability and supply lines;
●	availability of government supplies, such as water and electricity;
●	local currency purchasing power; or
●	ability to obtain funding.

With potential lockdowns by Governments across the globe the Group’s supply chain has continued to function at a level that is adequate to augment the Group’s inventories, which management believes are sufficient to maintain normal production without interruption and accordingly the current situation bears no impact on management’s going concern assumption.

Further management had to incur additional costs to ensure the wellbeing of its employees and made donations to stakeholders in Zimbabwe to assist in curbing the effects of COVID-19. The cost related to these expenditures are disclosed in notes 9 and 13.

Work on the Central Shaft project from April 2020 was delayed by restrictions on the movement of specialised personnel and the transport of equipment due to the coronavirus pandemic. The Central Shaft was commissioned in the first quarter of 2021 instead of the fourth quarter of 2020. The delay in commissioning affected production for 2021and is expected to result in higher planned capital expenditure for 2022. There is no change to the target production rate of 80,000 ounces in from 2022 onwards and at the date of approval of the consolidated financial statements the severity of the effects of COVID-19 appears to be diminishing in the jurisdictions where the Company operates.

At the date of the authorisation of the financial statements management is of the opinion that the effects of COVID-19 have been considered in making significant judgements and estimates, valuations and evaluating our going concern principle.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

41	Subsequent events

41.1	Cap and collar hedge

On February 17, 2022 the Company entered into a zero cost contract to hedge 20,000 ounces of gold over a period of 5 months from March to July 2022. The hedging contract has a cap of $1,940 and a collar of $1,825 over 4,000 ounces of gold per month expiring at the end of each month over the 5-month period.

On March 9, 2022 in response to a very volatile gold price the Company purchased a matching quantity of call options at a strike price above the cap at a total cost of $796,000 over 4,000 ounces of gold per month at strike prices of $2,100 per ounce from March 2022 to May 2022 and $2,200 per ounce from June 2022 to July 2022 in order to limit margin exposure and reinstate gold price upside above the strike price.  The future impact of the hedges is indeterminable at the date of issue of these consolidated financial statements and will be quantified in the condensed consolidated interim financial statements as at March 31, 2022.

41.2	Connemara North

On conclusion of management’s drilling program it was decided not to exercise the option over the Connemara North claims as the results of the exploration work indicated that the property does not meet Caledonia’s strategic objectives. The decision to not exercise the option won’t have an impact on theses consolidated financial statements as the information required to make the decision was not available by December 31, 2021. The decision will impair the Exploration and evaluation assets and increase the impairment expense by $463 in the consolidated financial statements as at March 31, 2022.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

DIRECTORS AND OFFICERS at March 17, 2022

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (2) (3) (4) (6) (8) Chairman of the Board	S. R. Curtis (5) (6) (7) (8) Chief Executive Officer
Non-executive Director	Johannesburg, South Africa
Washington DC, United States of America

S. R. Curtis (5) (6) (7) (8)	D. Roets (5) (6) (7) (8)
Chief Executive Officer Johannesburg, South Africa	Chief Operating Officer Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (4) (6) (8)	M. Learmonth (6) (7)
Non-executive Director Connecticut, United States of America	Chief Financial Officer Jersey, Channel Islands

J. Holtzhausen (1) (2) (4) (5) (6)	A. Chester (7) (8)
Chairman Audit Committee Non-executive Director, Cape Town, South Africa	General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands

M. Learmonth (6) (7)	BOARD COMMITTEES
Chief Financial Officer Jersey, Channel Islands	(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance Committee
N. Clark (4) (5) (6)	(4) Nomination Committee
Non-executive Director	(5) Technical Committee
East Molesey, United Kingdom	(6) Strategic Planning Committee
(7) Disclosure Committee
G. Wildschutt (1) (3) (4) (6) (8)	(8) ESG Committee
Non-executive Director
Johannesburg, South Africa

D. Roets (5) (6) (7) (8)
Chief Operating Officer
Johannesburg, South Africa

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

CORPORATE DIRECTORY as at March 17, 2022

CORPORATE OFFICES	SOLICITORS
Jersey	Mourant Ozannes (Jersey)
Head and Registered Office	22 Grenville Street
Caledonia Mining Corporation Plc	St Helier
B006 Millais House	Jersey
Castle Quay	Channel Islands
St Helier
Jersey JE2 3NF	Borden Ladner Gervais LLP (Canada)
Suite 4100, Scotia Plaza
South Africa	40 King Street West
Caledonia Mining South Africa Proprietary Limited	Toronto, Ontario M5H 3Y4
No. 1 Quadrum Office Park	Canada
Constantia Boulevard
Floracliffe	Memery Crystal LLP (United Kingdom)
South Africa	165 Fleet Street
London EC4A 2DY
Zimbabwe	United Kingdom
Caledonia Holdings Zimbabwe (Private) Limited
P.O. Box CY1277	Dorsey & Whitney LLP (US)
Causeway, Harare	TD Canada Trust Tower
Zimbabwe	Brookfield Place
161 Bay Street
Capitalisation (March 17, 2022)	Suite 4310
Authorised: Unlimited	Toronto, Ontario
Shares, Warrants and Options Issued:	M5J 2S1
Shares: 12,833,126	Canada
Options: 10,000
Gill, Godlonton and Gerrans (Zimbabwe)
SHARE TRADING SYMBOLS	Beverley Court
NYSE American - Symbol “CMCL”	100 Nelson Mandela Avenue
AIM - Symbol “CMCL”	Harare, Zimbabwe
VFEX – Symbol “CMCL”
Bowman Gilfillan
BANKER	11 Alice Lane
Barclays	Sandton
Level 11	Johannesburg
1 Churchill Place	2196
Canary Wharf
London E14 5HP	AUDITOR
BDO South Africa Incorporated
NOMINATED ADVISOR	Wanderers Office Park
WH Ireland	52 Corlett Drive
25 Martin Lane	Illovo 2196
London	South Africa
EC4R ODR	Tel: +27(0)10 590 7200

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